ASSET PURCHASE AGREEMENT
BY AND AMONG

NEXCEN ASSET ACQUISITION, LLC,

PRETZEL TIME FRANCHISING, LLC,

PRETZELMAKER FRANCHISING, LLC,

NEXCEN BRANDS, INC.,

and

MRS. FIELDS FAMOUS BRANDS, LLC,

DATED AS OF AUGUST 7, 2007

TABLE OF CONTENTS

Page

ARTICLE I Definitions and Usage		1
1.1	Definitions	1
1.2	Usage	10
ARTICLE II Purchase and Sale of Businesses and Assets		11
2.1	Purchase and Sale of Assets	11
2.2	Excluded Assets	11
2.3	Assumed Liabilities	11
2.4	Excluded Liabilities	12
ARTICLE III Purchase Price; Payment; Assumption of Obligations		13
3.1	The Closing	13
3.2	Purchase Price.	13
3.3	Payment	15
3.4	Allocation.	15
3.5	Nonassignable Contracts	15
3.6	Escrow	16
3.7	Accounts Receivable.	17
ARTICLE IV Representations and Warranties of the Sellers and MFFB		18
4.1	Organization and Good Standing	18
4.2	Enforceability; Authority	19
4.3	Consents; Approvals	19
4.4	Financial Statements	20
4.5	Real Property	20
4.6	Title to Assets	20
4.7	Sufficiency of Assets	20
4.8	Accounts Receivable	20
4.9	Insolvency Proceedings	21
4.10	Taxes	21
4.11	Labor Relations; Compliance	22
4.12	Employee Benefits	22
4.13	Litigation; Orders	22
4.14	Compliance With Laws; Permits	22
4.15	Operations of the Sellers	23
4.16	Material Contracts	24
4.17	Insurance	25
4.18	Environmental Matters	25
4.19	Intellectual Property	25
4.20	Affiliate Transactions	28
4.21	Brokers or Finders	28
4.22	Suppliers	28
4.23	Franchise Matters	28
4.24	Powers of Attorney	34
4.25	Investment	34
4.26	Deferred Revenue Liability.	34
4.27	Indenture Payment.	34

4.28	Right of First Refusal.	34
4.29	Other Contracts.	34
ARTICLE V Representations and Warranties of Buyer and Parent		35
5.1	Existence and Good Standing; Authorization	35
5.2	Consents and Approvals; No Violations	35
5.3	SEC Documents and Other Reports	36
5.4	Litigation	36
5.5	Brokers’ or Finders’ Fees	36
366	Parent Shares	36
ARTICLE VI\eveloping Agent Liabilities		36
ARTICLE VII Post-Closing Covenants		37
7.1	Intentionally Omitted.	37
7.2	Taxes Related to Purchase of Assets; Tax Cooperation	37
7.3	Noncompetition and Nonsolicitation	38
7.4	Further Assurances	39
7.5	Audit	39
7.6	Confidentiality	39
7.7	Solvency	40
7.8	Restrictions on Sale of Parent Shares	40
7.9	Registration	40
7.10	Agreement to Vote	40
7.11	Access to Records.	41
7.12	Product Formulation Royalties	41
7.13	Lease Obligations	41
7.14	Business Plan	43
7.15	Change of Name	43
7.16	Intellectual Property	43
7.17	Franchise Business	43
ARTICLE VIII Conditions Precedent to Parent’s and Buyer’s Obligation to Close.		44
8.1	Truth of Representations and Warranties	44
8.2	Performance of Agreements	44
8.3	Certificate	44
8.4	No Injunction	44
8.5	Governmental and Other Approvals	44
8.6	Indenture Lien Release	44
8.7	Transition Services	44
8.8	Escrow Agreement	44
8.9	Registration Rights Agreement	45
8.10	Voting Agreement	45
8.11	Closing Deliverables	45
ARTICLE IX Conditions Precedent to the Sellers’ Obligation to Close		45
9.1	Truth of Representations and Warranties	45
9.2	Performance of Agreements	45
9.3	Certificate	46
9.4	No Injunction	46
9.5	Governmental and Other Approvals	46

9.6	Escrow Agreement	46
9.7	Registration Rights Agreement	46
9.8	Closing Deliverables	46
ARTICLE X Termination		46
10.1	Right to Terminate	46
10.2	Effect of Termination	47
ARTICLE XI Indemnification; Remedies		47
11.1	Survival	47
11.2	Indemnification by the Sellers and MFFB	48
11.3	Indemnification by Buyer	48
11.4	Limitation on Liability	49
11.5	Other Indemnification Provisions	49
11.6	Procedure for Indemnification	50
11.7	Non-Third Party Claims	51
11.8	Indemnification Payments	51
ARTICLE XII Miscellaneous		51
12.1	Public Disclosure or Communications.	51
12.2	Notices	52
12.3	Entire Agreement; Nonassignability; Parties in Interest	52
12.4	Bulk Sales Law	53
12.5	Expenses	53
12.6	Waiver and Amendment	53
12.7	Severability	53
12.8	Remedies Cumulative	53
12.9	Counterparts	54
12.10	Governing Law; Jurisdiction	54
12.11	Specific Performance	54

Annexes, Exhibits and Schedules

Annexes
	Estimate Statement	Annex A
	Purchase Price Allocation	Annex B
Exhibits
	Pretzel Time, Pretzelmaker and Hot Sam’s Logos	Exhibit A
	Form of Transition Services Agreement	Exhibit B
Schedules
	Assumed Contracts	1.1A
	Deferred Revenue Liability	1.1B
	Developing Agent Agreements	1.1C
	Vendor Agreements	1.1D
	Assumed Liabilities	2.3
	Allocation Schedule	3.4
	Seller Accounts Receivable	3.7
	Consents and Approvals	4.3
	Sellers’ Material Liabilities and Obligations	4.4(b)
	Sufficiency of Assets	4.7
	Accounts Receivable and Encumbrances	4.8
	Sellers’ Tax Returns Subject to Audit	4.10
	Labor Relations; Compliance	4.11
	Litigation Proceedings	4.13(a)
	Orders	4.13(b)
	Compliance With Laws; Permits	4.14
	Operation of Sellers; Material Adverse Effect	4.15
	Material Contracts	4.16
	Affiliated Contracts	4.16(c)
	Insurance	4.17
	Intellectual Property	4.19(a)
	IT Software and Other Licensed Intellectual Property	4.19(b)
	Sellers’ Intellectual Property Rights	4.19(c)
	Sellers’ Intellectual Property Infringements	4.19(d)
	Validity of Intellectual Property Rights	4.19(e)
	Third Party Intellectual Property Infringements	4.19(f)
	Intellectual Property Development and Acquisition	4.19(g)
	Intellectual Property Restrictions	4.19(h)
	Affiliate Transactions	4.20
	Suppliers	4.22
	Franchise Matters	4.23(a)-(z)
	Powers of Attorney	4.24
	Consents and Approvals	5.2
	Vendor Allocation Schedule	7.12
	Lease Locations	7.13(a)
	Foreign Trademarks	7.16
	Governmental and Other Approvals	8.5

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is entered into as of August 7, 2007, by and among, NexCen Asset Acquisition, LLC, a Delaware limited liability company (“Buyer”), NexCen Brands, Inc., a Delaware corporation (“Parent”), Pretzel Time Franchising, LLC, a Delaware limited liability company (“Pretzel Time”), Pretzelmaker Franchising, LLC, a Delaware limited liability company (“Pretzelmaker,” and with Pretzel Time, each individually, a “Seller,” and collectively, the “Sellers”), and Mrs. Fields Famous Brands, LLC, a Delaware limited liability company (“MFFB”).

RECITALS

WHEREAS, the Sellers are directly engaged in the Businesses;

WHEREAS, the Sellers desire to sell to Buyer, and Buyer desires to purchase from the Sellers, certain of the assets of the Businesses, and to assume certain liabilities associated therewith, on the terms and subject to the conditions set forth in this Agreement so as to permit Buyer to operate the Businesses.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
Definitions and Usage

1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

“Accounts Receivable” means (a) all trade accounts receivable, franchise royalty accounts receivable and other rights to payment from franchisees and customers of the Sellers, (b) all advertising accounts receivable of the Sellers related to advertising or marketing funds, (c) all other accounts or notes receivable of the Sellers and the full benefit of all security for such accounts or notes, and (d) any claim, remedy or other right related to any of the foregoing.

“Accredited Investor” has the meaning set forth in Regulation D promulgated under the Securities Act.

“Adjusted Developing Agents Escrow Amount” means, as of any date, the Developing Agents Escrow Amount, less amounts (if any) distributed to any Buyer Indemnified Party prior to the Developing Agents Escrow Release Date in accordance with Section 3.6(b).

“Affiliate” of any Person means any Person which, directly or indirectly controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise.

“Assumed Contracts” means all Franchise Agreements (including, without limitation, the right to collect any and all amounts due and payable thereunder that are unpaid to either Seller as of the Closing Date, other than the Seller Accounts Receivable) and, subject to Section 3.5, all other Contracts to which either Seller is a party that relate to the operation of the Businesses and all security deposits relating thereto, all of which are listed on Schedule 1.1A. For the avoidance of doubt, the Developing Agent Agreements are not Assumed Contracts.

“Assumed Liabilities” is defined in Section 2.3.

“Books and Records” means all books and records of the Sellers relating exclusively to and necessary for the operation of the Businesses as they are currently operated, including files, documents, correspondence, cost and pricing information, accounting records, supplier lists and records, operating manuals, operating procedures, marketing research, training materials, training records, maintenance and inspection reports, equipment lists, repair notes and archives, sales and marketing materials; provided, that “Books and Records” will not include any corporate records of the Sellers or their Affiliates.

“Brands” means the “Pretzel Time,” “Pretzelmaker” and “Hot Sam’s Pretzel Bakery” brands, together with the logos shown on Exhibit A, each of which are the subject of certain trademark and service mark registrations with the United States Patent and Trademark Office, or any other similar Government Authority responsible for trademark or service mark registration.

“Businesses” means the businesses that relate to the operation of the “Pretzel Time” franchise business, the “Pretzelmaker” franchise business and the “Hot Sam’s Pretzel Bakery” license business, including the use of any of the Purchased Assets in connection with the operation thereof.

“Business Day” means any day other than (a) Saturday or Sunday or (b) any other day on which banks in New York, New York are permitted or required to be closed.

“Buyer Accounts Receivable” is defined in Section 3.7(a).

“Buyer Indemnified Parties” is defined in Section 11.2.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. § 9601, et seq.).

“Closing” is defined in Section 3.1.

“Closing Date” means the date on which the Closing actually takes place.

“Closing Date Reference Price” means $7.35.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Contingent Initial Franchise Fees” means, in the aggregate, the Initial Franchise Fees that have been paid pursuant to Section 6.1 of those Franchise Agreements executed by either Seller prior to or on the Closing Date for stores not opened for business on or prior to the Closing Date.

“Contingent Initial Franchise Fee Refunds” means, in the aggregate any portion of the Contingent Initial Franchise Fees that become due and payable to any Franchisee upon the termination of any Franchise Agreement pursuant to the terms of such Franchise Agreement.

“Contract” means any contract, license, sublicense, franchise, permit, mortgage, purchase orders, indenture, loan agreement, note, lease, sublease, agreement, obligation, commitment, understanding, instrument or other arrangement or any commitment to enter into any of the foregoing (in each case, whether written or oral).

“Damages” means any loss, liability, claim, damage, expense (including reasonable attorneys’ fees and costs), whether or not involving a third party claim, provided, however, that other than with respect to Damages payable to a Third Party pursuant to a third party claim, Damages shall not include any special, consequential, punitive or treble damages.

“Deferred Revenue Cash” means cash in an amount equal to the Deferred Revenue Liability.

“Deferred Revenue Liability” means, in the aggregate, the amount of deferred revenue allocated to Franchise Agreements on an itemized basis, that would be required under GAAP to be shown on a balance sheet of each Seller as of the Closing Date, as set forth on Schedule 1.1B.

“Developing Agent Agreements” means those Contracts listed on Schedule 1.1C or any other Contract (other than the Developing Agent Franchise Agreements) pursuant to which any Developing Agent acts on behalf of Pretzel Time.

“Developing Agent Lawsuits” means those lawsuits set forth on Schedule 4.13(a) under the heading “Developing Agent Lawsuits,” and shall include any subsequent actions, including re-filing or appeals, related to such lawsuits.

“Developing Agents” means, collectively, KAL Enterprises, Inc., Erie, Pennsylvania (Alan Gick, principal); Mid-Continent Enterprises, Inc., Overland Park, Kansas (Bernard Mazzone, principal); Pretzel Time of New York, Inc., Smithtown, New York (Alan Fleisher, principal); and Pretzel Time of North Carolina, Inc., Summerfield, North Carolina (Stuart Miller, principal).

“Developing Agents Escrow Amount” means the number of Parent Shares set forth in Column IV of Annex B.

“Developing Agents Escrow Release Date” means the earlier of (i) the Business Day following the date on which the Sellers or their Affiliates either (a) obtain a final non-appealable judgment or (b) reach a final binding settlement with each Developing Agent, which settlement or judgment does not, or could not reasonably be expected to, result in any liability or loss to the Buyer or its Affiliates, including any loss due to a Developing Agent terminating its Developing Agent Franchise Agreements or (ii) fifteen (15) months after the Closing Date.

“Developing Agent Franchise Agreements” means those Franchise Agreements pursuant to which any Developing Agents own and operate a Franchise.

“Domestic UFOC” means the Uniform Franchise Offering Circular of each Seller, as applicable, prepared in accordance with the UFOC Guidelines.

“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other material employee benefit or fringe benefit plan, program or arrangement of any kind (whether written or oral).

“Encumbrances” means any pledges, claims, encumbrances, mortgages, charges, options, preemptive rights, rights of first refusal or similar rights, title retention agreements, easements, encroachments, leases, subleases, covenants, security interests and restrictions and encumbrances of any kind or nature whatsoever.

“Environmental and Safety Requirements” means all federal, state, local and foreign statutes, regulations, ordinances, codes and other provisions having the force and effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of, or exposure to, any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, as previously, now or hereafter in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any trades or business (whether or not incorporated) that are treated as a single employer with such entity under Sections 414(b), (c), (m) or (o) of the Code.

“Escrow Amount” means the aggregate amount of the Indemnity Escrow Amount plus the Developing Agents Escrow Amount.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Excluded Assets” is defined in Section 2.2.

“Excluded Liabilities” is defined in Section 2.4.

“Final Purchase Price” is defined in Section 3.2(b).

“Franchise Agreements” means any Contract (and any written or oral amendment or modification thereto) between a Seller or any of their predecessors and a Franchisee pertaining to and evidencing the grant of a Franchise.

“Franchisee” means a Person who has entered into and as of the Closing Date is a party to a Franchise Agreement with either Seller or any of their predecessors.

“Franchise” means the grant by either Seller to a Franchisee of the rights to establish and operate a “Pretzel Time” or “Pretzelmaker” location, as applicable, or outlet thereof including subfranchise agreements, master development agreements, area representative agreements, area development agreements, master franchise agreements, development agreements, license agreements, and any other similar agreements, together with all ancillary agreements related thereto.

“GAAP” means generally accepted accounting principles for financial reporting in the United States.

“Government Authority” means any domestic or foreign national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, including any quasi-governmental or private body exercising any regulatory or taxing authority thereunder or any judicial authority (or any department, bureau or division thereof).

“Government Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given or otherwise made available by or under the authority of any Government Authority or pursuant to any Legal Requirement.

“Indemnity Escrow Amount” means, for each Seller, the number of Parent Shares set forth in Column III of Annex B.

“Indebtedness” means (a) indebtedness of either Seller for borrowed money or with respect to deposits or advances of any kind (other than advances due from customers incurred in the ordinary course of business and consistent with past practice), (b) all obligations of either Seller evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of either Seller upon which interest charges are paid, (d) all obligations of either Seller in respect of capitalized leases that, individually, involve an aggregate future liability in excess of $5,000 and obligations of either Seller for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business and consistent with past practice), (e) all obligations in respect of banker’s acceptances or letters of credit issued or created for the account of either Seller, (f) all indebtedness or obligations of the types referred to in the preceding clauses (a) through (e) of any other Person secured by any Encumbrance on any assets of either Seller, even though such Seller has not assumed or otherwise become liable for the payment thereof, (g) all guarantees by either Seller of obligations of the type described in clauses (a) through (f) above of any other Person, and (h) payment obligations in respect of interest under any interest rate swap or other hedge agreement or arrangement entered into by either Seller with respect to any Indebtedness described in clauses (a) through (g) above.

“Indenture” means that certain Indenture, dated as of March 16, 2004, among inter alia, MFFB, Mrs. Fields Financing Company, Inc. and The Bank of New York.

“Initial Franchise Fees” means, in the aggregate, the nonrecurring initial franchise fees payable pursuant to Section 6.1 of the Franchise Agreements.

“Initial Purchase Price” is defined in Section 3.2(a).

“Intellectual Property Rights” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures; (ii) trademarks, service marks, recipes and proprietary food processes, trade dress, trade names, product configuration, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names, Internet websites, and URLs; (iii) copyrights and copyrightable works; (iv) registrations and applications for any of the foregoing; (v) trade secrets and confidential information (including inventions, ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing plans, and customer and supplier lists and related information); (vi) all other intellectual property; and (vii) any goodwill associated with each of the foregoing.

“Inventory” means the consumable inventory of each Seller, wherever located, including, without limitation, all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or intended for use by the Businesses.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Knowledge” means, with respect to the Sellers and/or MFFB, as the case may be, the actual knowledge, after reasonable due inquiry, of Stephen Russo, Greg Barber, Michael Ward and Dale Thompson. The terms “know” and “knows” and like terms will have correlative meanings.

“Lease Locations” is defined in Section 7.13(a).

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty.

“Marketing Fees” means, in the aggregate, the amount of marketing fees collected by each Seller under the Franchise Agreements.

“Marketing Fees Balance” is defined in Section 4.23(w).

“Marketing Fees Cash” means cash in an amount equal to the Marketing Fees Balance.

“Marketing Fees Reconciliation” is defined in Section 4.23(w).

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that is, or would reasonably be expected to be, materially adverse to the assets, business, liabilities, prospects, results of operations or condition (financial or otherwise) of the Sellers taken as a whole or that prevents or materially impedes, or would reasonably be expected to prevent or materially impede, the consummation by Sellers of the transactions contemplated by this Agreement.

“MFFB Other Franchise Brands” means any of the following brands owned by MFFB as of the date of this Agreement: “Mrs. Fields Cookies,” “Yovana,” “Great American Cookies” and “TCBY,” or any other brand other than the Brands under which MFFB or any of its Affiliates conducts a franchise business.

“NASAA” means the North American Securities Administrators Association.

“Notice of Default” means a formal, written notice of default under a Franchise Agreement issued with the approval of the senior management of either Seller. A “Notice of Default” does not include a notice of operating deficiencies issued by the staff personnel of either Seller contained in a field inspection report or other similar writing.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Government Authority or by any arbitrator.

“Organizational Documents” means with respect to any entity, the certificate of incorporation, bylaws, certificate of formation, operating agreement or other governing documents of such entity.

“Parent Shares” means the shares of common stock, par value $0.01 per share, of Parent.

“Permitted Encumbrances” means any liens for current Taxes, assessments or governmental charges which are not yet due and payable.

“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Government Authority.

“Personal Property” means the equipment, furniture, machinery, computer hardware, motor vehicles and other tangible personal property owned by either Seller and used or intended for use in the Businesses as currently operated.

“Prepaid Expenses” as of any date means payments made by either Seller or any of their Affiliates with respect to the Businesses or the Purchased Assets, which constitute prepaid expenses in accordance with GAAP.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Government Authority or arbitrator.

“Product Formulation Royalties” means in the aggregate, all of the payments to be paid by the counterparty to any Assumed Contract to either Seller or to MFFB or one of its Affiliates and allocated to either Seller by MFFB or such Affiliate pursuant to any Vendor Agreement.

“Purchase Price Formula” means an amount equal to the sum of (i) 4.5 times the TTM Period Continuing Royalties generated by each Seller, plus (ii) 4.5 times the TTM Period Product Formulation Royalties generated by each Seller, plus (iii) 2.0 times the TTM Period Initial Franchise Fees generated by each Seller, minus (iv) two hundred thousand dollars ($200,000).

“Purchased Assets” means all right, title, and interest in and to all of the assets that are used exclusively or primarily in the Businesses, whether tangible or intangible, real or personal and wherever located and by whomever possessed (other than the Excluded Assets), including, without limitation, (i) Personal Property, (ii) Assumed Contracts, (iii) the Marketing Fees Balance (if a positive amount), (iv) Government Authorizations, (v) Intellectual Property Rights, (vi) Inventory, maintenance and operating supplies, (vii) Prepaid Expenses, (viii) Books and Records, (ix) all claims, causes of action, chooses in action, rights of recovery and rights of set-off of any kind against the Franchisees, (x) all proceeds actually recovered under insurance policies and, to the extent transferable, all rights of recovery under such insurance policies, (xi) the Deferred Revenue Cash, (xii) all of the files of Sellers’ counsel (in-house and outside counsel) relating to the Franchise Agreements, the Seller UFOCs, the registration, exemption and notice filings made by each Seller and the Intellectual Property Rights of each Seller, (xiii) all other properties, assets and rights owned by either Seller as of the Closing Date, or in which either Seller has an interest, and which are not otherwise Excluded Assets, and (xiv) an assignment of the license rights of each Seller with respect to the property owned by third parties and used by either Seller under license.

“Real Property Lease” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which a Person holds a leasehold or subleasehold estate in, or is granted the right to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property.

“Registration Laws” is defined in Section 4.23(i).

“Representative” means, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Seller Accounts Receivable” is defined in Section 3.7(b).

“Seller Information” means any data and information relating to the Businesses, customers, financial statements, conditions or operations of the Businesses, in each case which is confidential in nature and not generally known to the public.

“Sellers” is defined in the first paragraph of this Agreement.

“Seller UFOC” means the Domestic UFOC(s) and all other forms of disclosure documents used by either Seller to offer and sell Franchises in the United States and throughout the world.

“Sellers’ Developing Agents Liabilities Formula” is defined in Article VI.

“Subsidiary” means, with respect to any Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by such Person or one or more of its Subsidiaries.

“Tax” means (i) any tax (including, without limitation, any income tax, franchise tax, margin tax, branch profits tax, capital gains tax, alternative or add-on minimum tax, estimated tax, value-added tax, sales tax, use tax, property tax, transfer tax, payroll tax, social security tax or withholding tax, escheat or abandoned property liability), and any related fine, penalty, interest or addition to tax with respect thereto, imposed, assessed or collected by or under the authority of any Government Authority or payable pursuant to any tax-sharing agreement relating to the sharing or payment of any such tax and (ii) any transferee, successor or other liability in respect of the taxes of another Person (whether by contract or otherwise).

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Government Authority in connection with the determination, assessment, collection or payment of any Tax.

“Territorial Rights” means a protected territory, exclusive territory, covenant not to compete, right of first refusal, option or other similar arrangement granted by either Seller to any Franchisee.

“Third Party” means a Person that is not a party to this Agreement.

“TTM Period” means the period consisting of the trailing twelve months ended June 30, 2007.

“TTM Period Continuing Royalties” means, in the aggregate, the continuing fees payable pursuant to Section 6.2 of the Franchise Agreements payment of which was actually received by either Seller during the TTM Period.

“TTM Period Initial Franchise Fees” means, in the aggregate, Initial Franchise Fees payable pursuant to Section 6.1 of the Franchise Agreements executed and delivered during the TTM Period in respect of which (i) payment was actually received by either Seller and (ii) the stores were opened for business, during the TTM Period, on an accrual basis, but excepting and excluding therefrom any Contingent Initial Fee Refunds that became due and payable during the TTM Period regardless of the date upon which payment thereof is actually made.

“TTM Period Product Formulation Royalties” means in the aggregate, all of the payments actually received (and not by way of amortization of prior period payments) by either Seller, or by MFFB or one of its Affiliates and allocated to either Seller by MFFB or such Affiliate in a manner and pursuant to a formula acceptable to Buyer in its reasonable discretion, during the TTM Period pursuant to any of the Assumed Contracts or any Vendor Agreement.

“UFOC Guidelines” means the Uniform Franchise Offering Circular Guidelines published by NASAA as in effect from time to time.

“UFOCs” means all of the uniform franchise offering circulars used by either Seller since March 4, 2004, in its efforts to comply with the laws pertaining to the offer and sale of the Franchises.

“Vendor Agreements” means those agreements listed on Schedule 1.1D pursuant to which MFFB or one of its Affiliates (other than Sellers) collects TTM Period Product Formulation Royalties.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

1.2 Usage

(a) Interpretation. In this Agreement, unless a clear contrary intention appears: (i) the singular number includes the plural number and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (iii) reference to any gender includes each other gender; (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; (vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (viii) “or” is used in the inclusive sense of “and/or”; (ix) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; and (x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

(b) Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

ARTICLE II
Purchase and Sale of Businesses and Assets

2.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, each Seller agrees to sell, assign, convey, transfer and deliver to Buyer as of the Closing Date, and Buyer agrees to purchase and take assignment and delivery from the Sellers as of the Closing Date, all of such Seller’s right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances other than the Permitted Encumbrances.

2.2 Excluded Assets. Pursuant to this Agreement, Buyer is not acquiring, and the Sellers shall retain, the following assets, rights and properties (collectively, the “Excluded Assets”) and, as such, they are not included in the Purchased Assets:

(a) All cash and cash equivalents of the Sellers on hand in the Sellers’ accounts immediately prior to Closing, other than security deposits related to the Assumed Contracts, and Deferred Revenue Cash.

(b) All Seller Accounts Receivable.

(c) All Contracts that have terminated or expired prior to the Closing Date in the ordinary course of business consistent with the past practices of the Sellers , except any Franchise Agreements for active franchised locations that are operating under formal or informal, written or verbal, short term extensions pending completion of the renewal process and execution of renewal Franchise Agreements.

(d) All books and records as pertain to the organization, existence or capitalization of the Sellers and any other records or materials relating to the Sellers generally and not involving or relating to the Purchased Assets, other than Books and Records.

(e) All assets and rights associated with any Employee Benefit Plan, collective bargaining agreements or arrangements or any employment, severance change of control or other similar agreements or arrangements, if any, maintained, contributed to or with respect to which the Sellers or any ERISA Affiliate of either Seller has any actual or potential liability.

(f) All rights of the Sellers under this Agreement, any agreement, certificate, instrument or other document executed and delivered by either Seller or Buyer in connection with the transactions contemplated hereby, or any side agreement between either Seller and Buyer entered into on or after the date of this Agreement.

2.3 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall assume and agree to pay, discharge and perform when due, the Sellers’ liabilities and obligations (a) arising under the Assumed Contracts, including the Franchise Agreements, to the extent such liabilities or obligations are incurred on or after the Closing Date (but specifically excluding any liability or obligation relating to or arising out of such Assumed Contract that exists as a result of (i) any breach of such Assumed Contract occurring on or prior to the Closing Date, (ii) any obligation of the Sellers or MFFB to pay any Taxes allocated to the Sellers or MFFB pursuant to Section 7.2(b), (iii) any violation of law, breach of warranty, tort or infringement occurring on or prior to the Closing Date or (iv) any charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand arising on or prior to the Closing Date), (b) arising out of the operation of the Businesses to the extent that such liabilities or obligations accrue on and after the Closing Date based on the operation of the Businesses by Buyer following the Closing, (c) with respect to any Contingent Initial Franchise Fee Refunds that become due and payable after the Closing Date, (d) arising from the Deferred Revenue Liability, (e) the Marketing Fees Balance (if a deficient amount) and (f) other liabilities of a type and amount expressly identified on Schedule 2.3 (collectively, the “Assumed Liabilities”).

2.4 Excluded Liabilities. Except as and to the extent expressly provided in Section 2.3, Buyer is not agreeing to, and shall not, assume any other liability, obligation, undertaking, expense or agreement of either Seller of any kind, character or description, whether absolute, contingent, known, unknown, accrued, liquidated, unliquidated, contingent, executory or otherwise, and whether arising prior to or following the Closing, and the execution and performance of this Agreement shall not render Buyer liable for any such liability, obligation, undertaking, expense or agreement (all of such liabilities and obligations shall be referred to herein as the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include, and Buyer will not assume or be liable for:

(a) Any liability or obligation with respect to any Excluded Asset, whether arising prior to or after the Closing.

(b) Except as expressly assumed pursuant to Section 2.3(c), any liability, claim or obligation, contingent or otherwise, arising out of the operation of the Businesses or any Purchased Asset prior to the Closing Date, including, without limitation, any Contingent Initial Franchise Fee Refunds that became due and payable on or before the Closing Date.

(c) Any liability or obligation arising out of or related to any Contract that is not an Assumed Contract, including the Developing Agent Agreements.

(d) Except as provided in Section 7.13, any liability or obligation arising out of, or related to, any Lease Location, whether arising prior to or after the Closing.

(e) Except as provided in Section 7.2(a), any liabilities or obligations of the Sellers for expenses, fees or Taxes incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement or the consummation (or preparation for the consummation) of the transactions contemplated hereby (including all attorneys’ and accountants’ fees, brokerage fees and transfer Taxes).

(f) Any liability or obligation for any Taxes that arise on or prior to the Closing Date.

(g) Any liability or obligation to any employee or former employee of either Seller, or any Affiliate of the Sellers who provides services to either Seller (other than any liability or obligation arising on or after the Closing to any such employee hired by Buyer and related to Buyer’s employment of such employee).

(h) Any duty, obligation or liability arising at any time under or relating to any Employee Benefit Plan or any employee benefit plan, program or arrangement at any time maintained, sponsored or contributed or required to be contributed to by either Seller or any ERISA Affiliate of either Seller or with respect to which either Seller or any of their ERISA Affiliates has any liability or potential liability.

(i) Any liability or obligation arising out of any violation by either Seller of any Legal Requirement applicable to the offer and sale of the Franchises.

(j) Any liability or obligation arising out of any violation by either Seller of any Legal Requirement applicable to the relationship between Seller and the Franchisees under the Franchise Agreements.

(k) Any liability or obligation arising out of any violation by either Seller or its affiliates of any Legal Requirement applicable to the relationship between Seller and any vendors who provide goods or services to the Franchisees.

(l) Any liability or obligation arising out of any infringement or other unlawful use by either Seller or any Person acting under a Seller’s direction or control of any Intellectual Property Rights owned or held by any Person.

(m) Any liability or obligation of either Seller arising out of any litigation, proceeding, or claim by any Person relating to the Businesses as conducted prior to the Closing Date, whether or not such litigation, proceeding, or claim is pending, threatened, or asserted before, on, or after the Closing Date or has been disclosed by either seller to the Buyer.

ARTICLE III
Purchase Price; Payment; Assumption of Obligations

3.1 The Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at a location, date and time mutually agreed upon by the parties. The effective time of the Closing shall be deemed to be 12:01AM on the Closing Date.

3.2 Purchase Price.

(a) Annex A sets forth a statement (the “Estimate Statement”) containing the estimated amount due under the Purchase Price Formula, calculated as of the Closing Date (the “Initial Purchase Price”). The Estimate Statement has been prepared in good faith by Sellers; provided, however, that Buyer’s belief that the Estimate Statement is reasonable when given (and Buyer’s payment of the Initial Purchase Price) shall not foreclose, prevent, limit or preclude any rights or remedy of Buyer set forth herein.

(b) On or before sixty (60) days following the Closing Date, Sellers shall prepare and deliver to Buyer a statement (the “Closing Statement”) setting forth the actual amount due under the Purchase Price Formula, calculated as of the actual Closing Date and based upon the Businesses’ audited revenue statements for such period (the “Final Purchase Price”), together with a letter from the chief financial officer of MFFB certifying that the amounts set forth in the Closing Statement are accurate. The Final Purchase Price, as calculated by the Sellers, shall be final and binding on the parties hereto unless Buyer delivers to Sellers a reasonably detailed statement describing its objections to the calculation of the Final Purchase Price (a “Statement of Objection”) within thirty (30) days of its receipt of the Closing Statement.

(c) If the Buyer delivers to Sellers a timely Statement of Objection, Buyer and the Sellers and their respective independent accountants shall negotiate in good faith and use reasonable best efforts to resolve any dispute. If a final resolution is not reached within thirty (30) days after the Buyer has submitted a timely Statement of Objection, any remaining disputes shall be resolved by an independent accounting firm selected jointly by the parties (the “Reviewing Accountant”). The Reviewing Accountant shall be instructed to limit its review to matters specifically set forth in the Statement of Objections and to resolve any matters in dispute as promptly as practicable, but in no event more than thirty (30) days after such matters have been submitted to them, and to set forth their resolution in a statement (the “Accountant Statement”) setting forth the Final Purchase Price. With respect to any disputed matter, the Reviewing Accountant may select Buyer’s figure, the Sellers’ figure or any figure between the two. The Reviewing Accountant shall act as an arbitrator to determine only those issues in dispute, based solely on the terms of this Agreement and the presentations by the parties and not by independent review of legal, accounting or factual matters. The Reviewing Accountant shall only consider issues, amounts or matters disputed in a Statement of Objection delivered within the applicable thirty (30) day period. The determination of the Reviewing Accountant shall be final and binding on the parties hereto.

(d) The fees and expenses of the Reviewing Accountant shall be borne by Buyer and the Sellers in inverse proportion as they may prevail on matters resolved by the Reviewing Accountant, and such proportionate allocation shall also be determined by the Reviewing Accountant when their determination is rendered on the merits of the matter submitted. For illustration purposes only: (i) if the total amount of disputed items by the Sellers is $100,000 and the Reviewing Accountant award the Sellers $50,000, then the Sellers and Buyer shall bear the Reviewing Accountant’s fees and expenses equally; or (ii) if the total amount of the Sellers’ disputed items is $100,000 and the Reviewing Accountant award the Sellers $75,000, then the Sellers shall bear 25% and Buyer shall bear 75% of the Reviewing Accountant’s fees and expenses.

(e) The Sellers and Buyer shall cooperate with each other and the Reviewing Accountant in connection with the matters contemplated by this Section 3.2, including Sellers’ preparation of and the Buyer’s review of the Closing Statement, in each case including by furnishing such information and access to books, records (including accountants’ work papers), personnel and properties as may be reasonably requested.

(f) Within three (3) days after the final determination of the Final Purchase Price in accordance with this Section 3.2, (A) if the Final Purchase Price is less than the Initial Purchase Price (the “Purchase Price Deficit”), Sellers shall (1) pay to Buyer, by wire transfer in immediately available funds to an account designated in writing by Buyer, an amount in cash equal to seventy-five percent (75%) of the Purchase Price Deficit and (2) return to the Buyer or Parent, or otherwise permit the Buyer or Parent to release from the Escrow Amount, a number of Parent Shares equal to the quotient determined by dividing (x) twenty-five percent (25%) of the Purchase Price Deficit by (y) the Closing Date Reference Price, or (B) if the Final Purchase Price is greater than the Initial Purchase Price (the “Purchase Price Increase”), the Buyer shall (1) pay to Sellers, by wire transfer in immediately available funds to an account designated in writing by Sellers, an amount in cash equal to seventy-five percent (75%) of the Purchase Price Increase and (2) issue to the Sellers a number of Parent Shares equal to the quotient determined by dividing (x) twenty-five percent (25%) of the dollar amount of the Purchase Price Increase by (y) the Closing Date Reference Price. The parties agree that, notwithstanding the foregoing, Buyer or Sellers may, as appropriate, make any adjustments in the form of payment due under this Section 3.2 in order to ensure that the amount of the Final Purchase Price paid to the Sellers, collectively, is comprised of exactly seventy-five percent (75%) cash and twenty-five percent (25%) Parent Shares.

3.3 Payment. At Closing:

(a) The Buyer shall (i) pay to each Seller the amount in cash set forth opposite such Seller’s name in Column I on Annex B, by wire transfer of immediately available funds, (ii) issue to each Seller the number of Parent Shares set forth opposite such Seller’s name in Column II on Annex B, and (iii) deliver to the Escrow Agent the number of Parent Shares equal to the Escrow Amount, pursuant to the Escrow Agreement.

(b) Each Seller shall deliver to Buyer a Marketing Fees Reconciliation calculated as of the Closing Date and Buyer shall pay to Seller or Seller shall pay to Buyer, as the case may be, the amount of the Marketing Fees Cash shown in such Marketing Fees Reconciliation.

3.4 Allocation. The Sellers and Buyer agree to allocate the Final Purchase Price among the Purchased Assets in accordance with the pro forma allocation schedule attached hereto as Schedule 3.4 and the principles of Code Section 1060 and the regulations thereunder which final allocation schedule will be determined after the date hereof, but by a date no later than fifteen (15) days after the Closing Date (the “Allocation Schedule”). If the parties are unable to agree on the final Allocation Schedule within fifteen (15) days after the Closing Date, a third-party appraiser selected by Buyer, and reasonably acceptable to the Sellers, the fees of which shall be borne equally by Buyer and the Sellers, shall resolve the allocation of the consideration to any items with respect to which there is a dispute between the parties. In the absence of manifest error, the determination of the Allocation Schedule by the third-party appraiser shall be final and binding on all parties and shall not be subject to contest. Each of the parties hereto agree that: (i) none of the parties shall take a position on any Tax Return (including IRS Form 8594) that is in any way inconsistent with the Allocation Schedule without the written consent of the other parties or unless specifically required by an applicable Government Authority; and (ii) they shall promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation Schedule. Notwithstanding the foregoing, nothing contained herein shall prevent Buyer or the Sellers from settling any proposed deficiency or adjustment assessed against it by any Government Authority based upon or arising out of the Allocation Schedule, and neither Buyer nor the Sellers shall be required to litigate before any court any such proposed deficiency or adjustment by any Government Authority challenging the Allocation Schedule.

3.5 Nonassignable Contracts. Notwithstanding anything to the contrary herein, to the extent that the assignment hereunder by either Seller to Buyer of any Assumed Contract is not permitted or is not permitted without the consent of any other party to such Assumed Contract, this Agreement shall not be deemed to constitute an assignment of any such Assumed Contract if such consent is not given or if such assignment otherwise would constitute a breach of, or cause a loss of contractual benefits under, any such Assumed Contract, and Buyer shall assume no obligations or liabilities under any such Assumed Contract. The Sellers shall advise Buyer in writing on the date hereof with respect to any Assumed Contract which either Seller knows or has substantial reason to believe will or may not be subject to assignment to Buyer hereunder at the Closing. Without in any way limiting the Sellers’ obligation to obtain all consents and waivers necessary for the sale, transfer, assignment and delivery of the Assumed Contracts and the Purchased Assets to Buyer hereunder, if any such consent is not obtained or if such assignment is not permitted irrespective of consent and if the Closing shall occur, the Sellers shall cooperate with Buyer following the Closing Date in any reasonable arrangement designed to provide Buyer with the rights and benefits (subject to the obligations) under any such Assumed Contract, including enforcement for the benefit of Buyer (at Buyer’s cost) of any and all rights of the Sellers against any other party arising out of any breach or cancellation of any such Assumed Contract by such other party and, if requested by Buyer, acting as an agent on behalf of Buyer or as Buyer shall otherwise reasonably require.

3.6 Escrow.

(a) Indemnity Escrow Amount. The Indemnity Escrow Amount shall be used to satisfy Damages, if any, for which Buyer Indemnified Parties are entitled to indemnification or reimbursement in accordance with Article XI hereof. For purposes of satisfying any claim under this Agreement, the value of each Parent Share included in the Indemnity Escrow Amount shall be equal to the Closing Date Reference Price. Subject to the following sentence, the Escrow Agent shall release the balance of the Indemnity Escrow Amount to the Sellers, as applicable, on the first Business Day which is nine (9) months after the Closing Date (the “Indemnity Escrow Release Date”), provided that if on the Indemnity Escrow Release Date any claim by a Buyer Indemnified Party has been made that could result in Damages and Buyer has notified the Escrow Agent and the Sellers of such in writing, then either (i) there shall be withheld from the distribution to the Sellers such portion of the Indemnity Escrow Amount as is necessary to cover all Damages potentially resulting from all such pending claims in accordance with the terms of the Escrow Agreement (and the escrow account shall continue with respect to such withheld amount) and such withheld amount (or the applicable portion thereof) shall either be (A) paid to Buyer or (B) paid to the Sellers, as determined upon final resolution of each such claim in accordance with the terms of the Escrow Agreement and Article XI hereof or (ii) the Sellers shall post a bond in an amount reasonably acceptable to Buyer for such amount necessary to cover all Damages potentially resulting from all such pending claims in accordance with the terms of the Escrow Agreement, and upon posting of such bond all of the remaining balance of the Indemnity Escrow Amount shall be released to the Sellers in accordance with the terms of the Escrow Agreement and Article XI hereof.

(b) Developing Agents Escrow Amount. The Developing Agents Escrow Amount shall be used for any claim by a Buyer Indemnified Person that would result in any amount being due to any Buyer Indemnified Party under Article VI or Section 11.2(f), (a “Seller Developing Agent Liability”). For purposes of satisfying any claim of a Seller Developing Agent Liability under this Agreement, the value of each Parent Share included in the Developing Agents Escrow Amount shall be equal to the Closing Date Reference Price. Subject to the following sentence, the Escrow Agent shall release the balance of the Developing Agents Escrow Amount to the Sellers, as applicable, on the first Business Day following the Developing Agents Escrow Release Date, provided that if on the Developing Agents Escrow Release Date any claim by a Buyer Indemnified Party has been made that could result in a Seller Developing Agent Liability and Buyer has notified the Escrow Agent and the Sellers of such in writing, then either (i) there shall be withheld from the distribution to the Sellers such portion of the Developing Agents Escrow Amount as is necessary to cover all Seller Developing Agents Liabilities potentially resulting from all such pending claims in accordance with the terms of the Escrow Agreement (and the escrow account shall continue with respect to such withheld amount) and such withheld amount (or the applicable portion thereof) shall either be (A) paid to Buyer or (B) paid to the Sellers, as determined upon final resolution of each such claim in accordance with the terms of the Escrow Agreement, Article VI and Section 11.2(f) hereof or (ii) the Sellers shall post a bond in an amount reasonably acceptable to Buyer for such amount necessary to cover all Seller Developing Agent Liabilities potentially resulting from all such pending claims in accordance with the terms of the Escrow Agreement, and upon posting of such bond all of the remaining balance of the Developing Agents Escrow Amount shall be released to the Sellers in accordance with the terms of the Escrow Agreement, Article VI and Section 11.2(f) hereof.

(c) Conversion of Parent Shares Held In Escrow. If the Parent Shares held as any part of the Escrow Amount are converted by the Parent through a stock split or a reverse stock split, then the Closing Date Reference Price shall be adjusted in direct but inverse relation to the stock split (the “Adjusted Closing Date Reference Price”). For example, for illustration purposes only: (A) if the Parent Shares are split 2 to 1, then the Adjusted Closing Date Reference Price shall be the Closing Date Reference Price divided by 2; or (B) if the Parent Shares undergo a reverse split of 1 to 2, then the Adjusted Closing Date Reference Price shall be the Closing Date Reference Price multiplied by 2.
3.7 Accounts Receivable.

(a) Seller shall promptly forward to Buyer any and all proceeds from Accounts Receivable relating to the Businesses that are received by either Seller following the Closing Date to the extent such proceeds relate in whole or in part to a period ending after the Closing Date (“Buyer Accounts Receivable”). The Parties agree under the terms provided in the Transition Services Agreement that until Buyer has made arrangements for the collection of the Buyer Accounts Receivable generated by the Businesses and directed the Franchisees to make payment as directed by the Buyer, that each Seller, as applicable, will continue to collect the Buyer Accounts Receivable from the Franchisees through the applicable Seller’s current EFT system and forward such amounts to the Buyer.

(b)  Buyer acknowledges that all Accounts Receivable in respects of amounts due from Franchisees or any Persons prior to the Closing Date and set forth on Schedule 3.7 shall remain the property of Sellers (the “Seller Accounts Receivable”) and that Buyer shall not acquire any beneficial right or interest therein. The Seller Accounts Receivable as of June 30, 2007, are set forth on Schedule 3.7, which shall be finalized and updated as part of the post-Closing audit described in Section 7.5.

(c) Notwithstanding anything to the contrary set forth in Section 3.7(a), Sellers shall be entitled to retain from the amounts collected pursuant to Section 3.7(a) any Seller Accounts Receivable actually received by Sellers from a Franchisee.

(d) Within 10 days following the end of each calendar month following the Closing Date, Buyer shall forward to the Seller (to the extent applicable) any amounts actually received by Buyer following the Closing Date that are designated by a Franchisee as Seller Accounts Receivable. For purposes of determining the amount of Seller Accounts Receivable payable to the Seller for purposes of this Section 3.7, (x) in the case of Seller Accounts Receivable received in respect of a period (such as a fiscal quarter or other similar period for which such amounts are paid) that was completed prior to the Closing Date, the entire amount of such Seller Accounts Receivable shall be paid to Sellers and (y) in the case of any Seller Accounts Receivable that are paid on a periodic basis and are payable for a period (such as a fiscal quarter) that includes, but does not end prior to, the Closing Date, Sellers shall be paid a portion of such Seller Accounts Receivable equal to the Seller Accounts Receivable for the entire applicable period multiplied by a fraction the numerator of which is the number of days in such period ending on the Closing Date and the denominator of which is the number of days in the entire period for which such Seller Accounts Receivable are paid.

(e) Notwithstanding anything to the contrary in this Section 3.7, neither Seller nor any of their Affiliates shall be entitled to contact any Franchisee regarding any past due Seller Accounts Receivable without the Buyer’s prior approval, which approval shall not be unreasonably withheld.

(f) Buyer and Sellers shall provide to each other access to files, records and books of account for the purpose of verifying any funds that have been remitted to each to verify collection of the accounts receivable.

ARTICLE IV
Representations and Warranties of the Sellers and MFFB

Each Seller, and MFFB, as applicable, hereby represents and warrants to the Buyer with respect to itself that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV except to the extent any representation or warranty expressly speaks only as of a different date), except as set forth in the disclosure schedule attached hereto (the “Disclosure Schedule”), which Disclosure Schedule sets forth each Seller’s, or MFFB’s if applicable, disclosures identified by Sellers or MFFB, as applicable.

4.1 Organization and Good Standing. Each Seller is a single member limited liability company and is duly formed, validly existing and in good standing under the laws of the State of Delaware. Each Seller has all requisite power and authority to own, lease and operate its assets and properties and to carry on the Businesses as currently conducted. Each Seller is duly qualified or licensed to conduct its portion of the Businesses as currently conducted and, to the extent applicable, is in good standing, in each jurisdiction in which the character or location of the property owned, leased or operated by such Seller or the nature of its portion of the Businesses conducted by such Seller makes such qualification necessary and has obtained all Government Authorizations necessary to the ownership or operation of its properties or the conduct of its portion of the Businesses, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Sellers do not have any Subsidiaries. Neither Seller owns or holds the right to acquire any shares of stock or any other security or interest in any other Person or has any obligation to make any investment in any Person.

4.2 Enforceability; Authority. Each Seller has all requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized and approved by each Seller’s sole member, and no other action on behalf of such Seller is necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each Seller and, assuming the due execution of this Agreement by Parent and Buyer, constitutes a valid and binding obligation of each Seller enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

4.3 Consents; Approvals. Except as set forth in Schedule 4.3, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not and will not:

(a) violate or conflict with the provisions of the Organizational Documents of either Seller;

(b) violate any Legal Requirement or Order to which either Seller is subject or by which any of its material properties or assets are bound;

(c) require any permit, consent or approval of, or the giving of any notice to, or filing with any Government Authority; or

(d) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) upon any of the properties or assets of either Seller under any of the terms, conditions or provisions of any Contract or any other instrument or obligation to which either Seller is a party, or by which it or any of their respective properties or assets may be bound; excluding from the foregoing clauses (b), (c) and (d) permits, consents, approvals, notices and filings the absence of which, and violations, breaches, defaults and Encumbrances the existence of which, have not had, and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

4.4 Financial Statements.

(a) The Sellers have delivered to the Buyer (i) an audited consolidated balance sheet of MFFB as of December 31, 2005 and 2006, and the related consolidated statements of operations, members’ equity and cash flows for the fiscal years then ended, together with the report thereon of KPMG LLP, MFFB’s independent certified public accountants (including the notes thereto, “Financial Statements”), and (ii) an unaudited consolidated balance sheet of MFFB as of April 30, 2007 (the “Balance Sheet”) and the related unaudited consolidated statements of operations, members’ equity and cash flows (together with the Balance Sheet, the “Interim Reports”) as at and for the four (4)-month period ended April 30, 2007.

(b) Except as disclosed on Schedule 4.4(b), neither Seller has any material liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities and obligations accrued or disclosed on the Balance Sheet and (ii) liabilities and obligations incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice (none of which arise out of a breach of any contract, tort, infringement, claim, lawsuit or breach of warranty).

4.5 Real Property. The Sellers do not own or lease any real property which is used or intended to be used, or otherwise related to, the Businesses and are not a party to, or bound by, any Real Property Leases.

4.6 Title to Assets. Except for Excluded Assets and properties and assets reflected on the Balance Sheet that have been sold or otherwise disposed of by the Sellers in the ordinary course of business, each Seller has good and marketable title to, or a valid leasehold interest in, all properties and assets used by such Seller, including, without limitation, all the properties and assets reflected on the Balance Sheet as being owned by such Seller, free and clear of all Encumbrances other than Permitted Encumbrances. All of the Personal Property is in good operating condition and repair (with the exception of normal wear and tear), and is free from defects other than minor defects that do not interfere with the present use thereof in the conduct of normal operations.

4.7 Sufficiency of Assets. Except as set forth on Schedule 4.7, the Purchased Assets include all of the assets, properties and rights of every type and description, real, personal, mixed, tangible and intangible that are used in the conduct of the Businesses in substantially the same manner as currently conducted by each Seller as of the Closing Date, subject only to the exclusion of the Excluded Assets.

4.8 Accounts Receivable. Except as set forth on Schedule 4.8, all Accounts Receivable reflected on the Balance Sheet (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP consistently applied) are or shall be valid receivables arising in the ordinary course of business and, to each Seller’s Knowledge, are or shall be current and collectible at the aggregate recorded amount therefore as shown on the Balance Sheet (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP consistently applied). Except as set forth on Schedule 4.8, no Person has any Encumbrances on such receivables or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such receivables. Schedule 3.7 sets forth a complete and accurate statement of the Sellers Accounts Receivable due and owing the Sellers as of June 30, 2007.

4.9 Insolvency Proceedings. No insolvency proceedings of any kind, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting either Seller or the Purchased Assets are pending or, to the Sellers’ Knowledge, threatened. Neither Seller has made an assignment for the benefit of creditors or taken any action with a view to, or that would constitute a valid basis for, the institution of any such insolvency proceedings.

4.10 Taxes.

(a) All Tax Returns required to be filed by or on behalf of either of the Sellers have been timely filed and all such Tax Returns are correct and complete in all material respects. All material Taxes owed by or on behalf of either Seller (whether or not shown on any Tax Return) have been timely paid. Neither Seller is the beneficiary of any extension of time within which to file any Income Tax Return. Each Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed. There are no Encumbrances (other than Permitted Encumbrances) on any of the assets of either Seller that arose in connection with the failure (or alleged failure) to pay any Tax.

(b) There is no material dispute or claim concerning any Tax liability of either Seller either (A) claimed or raised by any authority in writing or (B) as to which any of the officers or managers of such Seller has knowledge based upon personal contact with any agent of such authority.

(c) Schedule 4.10 lists all federal, state, local, and foreign Tax Returns filed by or on behalf of each Seller for taxable periods ended on or after December 31, 2003, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Neither Seller has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) The Assumed Liabilities do not include any obligations that will not be deductible under Code §280G. Neither Seller has any liability for the Taxes of any other Person as a transferee or successor, by contract, or otherwise.

(e) The aggregate unpaid Taxes of the Sellers (i) did not, as of December 31, 2006, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of each Seller in filing its Tax Returns.

4.11 Labor Relations; Compliance.

(a) Except as set forth on Schedule 4.11, there are no Proceedings pending or, to each Seller’s Knowledge, threatened against either Seller with respect to or by any employee or former employee of the Businesses and, to each Seller’s Knowledge, there are no Proceedings pending or threatened against any employees or former employee of the Businesses. Neither Seller has experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. Neither Seller has engaged in any unfair labor practices. Neither Seller is a party to any collective bargaining agreement or relationship with any labor organization, and, to each Seller’s Knowledge, there are no organizational efforts presently made or threatened by or on behalf of any labor union with respect to the employees of the Businesses.

(b) Neither Seller has implemented any plant closing or layoff of employees that could implicate the WARN Act, and no such action will be implemented without advance notification to Buyer.

4.12 Employee Benefits. Neither Seller maintains or contributed to any employee benefit plans (as defined in Section 3(3) of ERISA) or any other employee benefit plan, program or arrangement, whether or not subject to ERISA, including, without limitation, employment, severance, incentive, retention, consulting, change-in-control, fringe benefit, collective bargaining, deferred compensation, or other compensatory plan, policy, agreement or arrangement which is made or maintained with or for the benefit of any current or former employee, director or other personnel of any of either Seller or contributed to by either Seller or under which either Seller has or may have a direct or indirect liability.

4.13 Litigation; Orders.

(a) Except as set forth on Schedule 4.13(a), there is no material Proceeding at law or in equity by any Person or any Proceeding by or before any Government Authority (collectively, “Proceedings”) pending or, to each Seller’s Knowledge, threatened, against either of the Sellers or relating to any of the Purchased Assets.

(b) Except as set forth on Schedule 4.13(b), (i) there is no Order to which either of the Sellers or any of the Purchased Assets is subject, and (ii) each Seller is in compliance with each Order to which it or its properties or assets are subject.

4.14 Compliance With Laws; Permits.

(a) Except as set forth on Schedule 4.14, each Seller is in full compliance with each Legal Requirement that is applicable to it or to the conduct or operation of the Businesses or the ownership of the Purchased Assets, except for such non-compliance, individually or in the aggregate, as would not reasonably be expected to have a Material Adverse Effect. Neither Seller has received any written notice or other communication (whether oral or written) from any Government Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any material Legal Requirement applicable to the Businesses.

(b) Each Seller possesses all Government Authorizations necessary for the ownership of its properties and the conduct of the Businesses as currently conducted, except for such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Further, (i) to each Seller’s Knowledge, all such Government Authorizations are in full force and effect and (ii) neither Seller has received any written notice of any event, inquiry, investigation or proceeding threatening the validity of such Government Authorizations.

4.15 Operations of the Sellers. Except as set forth on Schedule 4.15, since June 30, 2006, through the date of this Agreement, there has not been any change, event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Schedule 4.15, since June 30, 2006, each Seller has operated its portion of the Businesses in the ordinary course of business consistent with past practice, and during such time period, neither Seller has:

(a) sold, leased, transferred, or assigned any of its material assets, other than for a fair consideration in the ordinary course of business;

(b) entered into any Material Contract outside the ordinary course of business;

(c) accelerated, terminated, made material modifications to, or cancelled any Material Contract in any material respect;

(d) transferred, assigned, or granted any license or sublicense of any rights under or with respect to any Intellectual Property Right, other than to a Franchisee pursuant to a Franchise Agreement entered into in the ordinary course of business;

(e) made any capital expenditure (or series of related capital expenditures) either involving more than $5,000, individually, or $15,000, in the aggregate, or outside the ordinary course of business;

(f) engaged in any sales or promotional discount or other similar activities with customers (including, without limitation, materially altering credit terms) other than any such activities undertaken in accordance with the terms of its current Franchise Agreements;

(g) delayed or postponed the payment of any accounts payable, other payables, expenses or other liabilities (including marketing or promotional expenses), or accelerated the collection of or discount any Accounts Receivable or otherwise accelerated cash collections of any type other than in the ordinary course of business and in an amount not greater than $5,000 in the aggregate;

(h) incurred any Indebtedness or incurred or become subject to any material liability, except current liabilities incurred in the ordinary course of business and liabilities under Contracts (other than liabilities for breach) entered into in the ordinary course of business;

(i) suffered any extraordinary losses or waived any rights of material value, whether or not in the ordinary course of business;

(j) experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(k) become liable for any Damages in connection with, or become obligated to rescind or otherwise materially modify, any Franchise Agreement; or

(l) committed to do any of the foregoing actions.

4.16 Material Contracts.

(a) Schedule 4.16 contains a complete and correct list identified by Seller, as of the date of this Agreement, of the following Contracts to which either Seller is a party or by which either Seller is bound (collectively, the “Material Contracts”):

(i) any agreement (or group of related agreements) for the lease of personal property to or from a Person providing for lease payment in excess of $5,000 per annum;

(ii) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, or involve consideration in excess of $5,000;

(iii) each Franchise Agreement submitted to a Person for execution but not yet executed and delivered to either Seller by such Person;

(iv) any agreements relating to Intellectual Property Rights except as set forth in Schedule 4.19(b);

(v) any agreement imposing continuing confidentiality obligations on the Sellers;

(vi)  all executory contracts for capital expenditures with remaining obligations in excess of $5,000 each;

(vii) all contracts containing covenants that in any way purport to limit the freedom to engage in any line of business or to compete with any Person or in any geographical area;

(viii) all severance, change of control or similar agreements or contracts with any employees; and

(ix) any other agreement the performance of which involves consideration in excess of $5,000.

(b) All Material Contracts are in full force and effect and in written form and true, correct and complete copies of all Material Contracts, including any amendments, waivers, supplements or other modifications thereto, have been made available to Buyer. Except as disclosed in Schedule 4.16, neither Seller is in violation or breach of or in default under any Material Contract the effect of which, individually or in the aggregate, does have or would reasonably be expected to have a Material Adverse Effect. No Proceeding or event or condition has occurred or exists or is alleged by any party to have occurred or exist which, with notice or lapse of time or both, would constitute a default by any of the parties thereto of their respective obligations under a Material Contract (or would give rise to any right of termination or cancellation), except as does not have and would not reasonably be expected to have a Material Adverse Effect. Neither Seller has, nor to each Seller’s Knowledge, has any other party to any Material Contract, breached or provided any written notice of an intent to breach, any provision thereof, except such a breach as does not have and would not reasonably be expected to have a Material Adverse Effect.

(c) Schedule 4.16(c) contains a complete and correct list of all written agreements, contracts or instruments to which an Affiliate of either Seller is a party and pursuant to which either Seller is a beneficiary of any goods, services or other benefits related to the Purchased Assets.

4.17 Insurance. Schedule 4.17 sets forth an accurate and complete summary of (a) each insurance policy providing for liability exposure (including policies providing property, casualty, liability and workers’ compensation coverage and bond and surety arrangements) to which either Seller is currently a party, a named insured or otherwise the beneficiary of coverage (“Insurance Policies”) and (b) all insurance loss runs or workers’ compensation claims received for the past three (3) policy years. All such Insurance Policies are in full force and effect. Since January 1, 2004, each Seller has paid all premiums due thereunder and, except as set forth in Schedule 4.17, no notice (whether oral or written) of cancellation of any such coverage or increase in premiums thereof has been received by either Seller.

4.18 Environmental Matters. In the conduct of the Businesses and the ownership and operation of the Purchased Assets, each Seller has complied and is in compliance in all material respects with all Environmental and Safety Requirements. Neither Seller has received any written notice, report or other information regarding any violation of, or liability under Environmental and Safety Requirements. Neither Seller, nor any of its predecessors or Affiliates with respect to the Businesses, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any substance, or owned or operated the Businesses or any property or facility relating to the Businesses (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to any liabilities or investigative, corrective or remedial obligations pursuant to CERCLA or any other Environmental and Safety Requirements. All environmental audits, reports and other material environmental documents relating to the past or current operations or facilities of each Seller and its predecessors and Affiliates with respect to the Businesses have been provided to the Buyer.

4.19 Intellectual Property.

(a) Schedule 4.19(a) attached hereto sets forth a complete and correct list of: (i) all registered trademarks or service marks owned by either Seller; (ii) all pending applications for registration of any trademarks or service marks owned by either Seller; (iii) all trade names, common law trademarks and unregistered marks owned and used by either Seller that relate solely to the Businesses; (iv) all recipes and proprietary food processes and product formulations; and (v) all internet domain names and URLs registered or applied for by either Seller.

(b) Schedule 4.19(b) attached hereto sets forth a complete and correct list of: (i) all computer software licenses or similar agreements or arrangements relating to information technology used exclusively in the operation of the Businesses (“IT Software”); (ii) all other licenses or similar agreements or arrangements, in effect as of the date hereof, in which either Seller or its Affiliates are a licensee of Intellectual Property Rights that are related to or used in connection with the Businesses; (iii) all licenses or similar agreements or arrangements in which either Seller or its Affiliates are a licensor of Intellectual Property Rights that are related to or used in connection with the Businesses, including Franchise Agreements; and (iv) all other agreements or similar arrangements, in effect as of the date hereof, relating to the use of Intellectual Property Rights by either Seller, including settlement agreements, consent-to-use or standstill agreements and standalone indemnification agreements.

(c) Except as set forth on Schedule 4.19(c), (i) each Seller owns and possesses all right, title and interest in and to, or has the enforceable right to use, the Intellectual Property Rights, identified with such Seller and set forth in Schedule 4.19(a), has a valid and enforceable right to use pursuant to the agreements set forth in Schedule 4.19(b), and otherwise own and possess all right, title and interest in and to all other Intellectual Property Rights necessary for the operation of the Businesses as currently conducted, free and clear of all Encumbrances, other than Permitted Encumbrances (collectively, the “Sellers’ Intellectual Property Rights”), and (ii) neither Seller has licensed any of the Sellers’ Intellectual Property Rights to any third party on an exclusive basis.

(d) Except as set forth on Schedule 4.19(d), (i) neither Seller has infringed, diluted, misappropriated or otherwise conflicted with, and the operation of the Businesses as currently conducted does not infringe, misappropriate or otherwise conflict with, any Intellectual Property Rights of any Person; (ii) neither Seller is aware of any facts which indicate a likelihood of any of the foregoing; (iii) neither Seller has received any notices regarding any of the foregoing (including any demands that either Seller is required to license any Intellectual Property Rights from any Person or any requests for indemnification from customers) and (iv) neither Seller has requested nor received any written opinions of counsel related to the foregoing.

(e) Except as set forth on Schedule 4.19(e), (i) no loss or expiration of any of the Sellers’ Intellectual Property Rights is threatened, pending or reasonably foreseeable, except for trademarks or service marks expiring at the end of their current registration terms without renewal by the applicable Seller (and not as a result of any act or omission by either Seller, including a failure by such Seller to pay any required maintenance fees); (ii) all of the Sellers’ Intellectual Property Rights are valid and enforceable and none of the Sellers’ Intellectual Property Rights has been misused; (iii) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Sellers’ Intellectual Property Rights has been made, is currently outstanding or is threatened, and there are no grounds for the same; (iv) each Seller has taken all necessary and desirable action to maintain and protect all of the Sellers’ Intellectual Property Rights and will continue to maintain and protect all of the Sellers’ Intellectual Property Rights prior to the Closing so as not to adversely affect the validity or enforceability thereof; and (v) neither Seller has disclosed or allowed to be disclosed any of its trade secrets or confidential information to any third party other than pursuant to a written confidentiality agreement and each Seller has entered into written confidentiality agreements with all of its employees and independent contractors acknowledging the confidentiality of the Sellers’ Intellectual Property Rights.

(f) Except as set forth on Schedule 4.19(f), to each Seller’s Knowledge, no Person has infringed, diluted, misappropriated or otherwise conflicted with any of the Sellers’ Intellectual Property Rights and neither Seller is aware of any facts that indicate a likelihood of any of the same.

(g) Except as set forth on Schedule 4.19(g), all Intellectual Property Rights owned by each Seller was: (i) developed by employees of such Seller working within the scope of their employment; (ii) developed by officers, directors, agents, consultants, contractors, subcontractors or others who have executed appropriate instruments of assignment in favor of such Seller as assignee that have conveyed to such Seller ownership of all of such Person’s rights in the Intellectual Property Rights relating to such developments; or (iii) acquired in connection with acquisitions in which such Seller obtained appropriate representations, warranties and indemnities from the transferring party relating to the title to such Intellectual Property Rights.

(h) Except as set forth in Schedule 4.19(h), none of the Sellers’ Intellectual Property Rights is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation restricting in any manner the use, transfer or licensing thereof by either Seller, or which may affect the validity, use or enforceability of the Sellers’ Intellectual Property Rights.

(i) Each Seller has collected, used, imported, exported and protected all personally identifiable information, and other information relating to individuals protected by law, in accordance with the privacy policies of each Seller and in accordance with applicable law, including by entering into agreements, where applicable, governing the flow of such information across national borders.

(j) Each item of the Sellers’ Intellectual Property Rights is valid, enforceable and subsisting. All necessary registration, maintenance and renewal fees currently due in connection with the Sellers’ Intellectual Property Rights have been made and all necessary documents, recordations and certifications in connection with the Sellers’ Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining the Sellers’ Intellectual Property Rights. Prior to the Closing, each Seller will deliver to Buyer all files, documents, or instruments necessary to the preservation and maintenance of the Sellers’ Intellectual Property Rights.

(k) Neither Seller owns, nor has pending, any patent applications or patents.

4.20 Affiliate Transactions. Except as set forth on Schedule 4.20, (a) there are no Assumed Contracts between either Seller, on the one hand, and any member, interest or right holder or any family member or affiliate of any such member, interest or right holder, on the other hand; (b) there are no Assumed Contracts between either Seller, on the one hand, and any employee or director or any family member or affiliate of any such person, on the other hand, other than employment agreements entered into in the ordinary course of business consistent with past practice; and (c) there are no loans or other indebtedness owing by any employee of either Seller or any family member or affiliate of any such person to the Sellers.

4.21 Brokers or Finders. No agent, broker, firm or other Person acting on behalf of either Seller or, to Seller’s Knowledge, any of their Affiliates is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Affiliate of any of the parties hereto, in connection with any of the transactions contemplated by this Agreement.

4.22 Suppliers. Except for the suppliers named in Schedule 4.22, neither Seller has purchased, from any single supplier, goods or services for which the aggregate purchase price exceeds 5% of the total amount of goods and services purchased by such Seller during the fiscal year ended December 31, 2006. Since December 31, 2006, there has not been any termination, cancellation or material curtailment of the Businesses relationship of either Seller with any supplier named in Schedule 4.22 or any material and adverse (to either of the Sellers) change in any material term (including credit terms) of the supply agreements or related arrangements with any such supplier. No supplier named in Schedule 4.22 has advised either Seller that it intends, or has threatened, to cancel or otherwise terminate the business relationship of such supplier with either Seller or any Franchisee or that it intends to modify materially and adversely (to such Seller) its business relationship with such Seller or any Franchisee or to decrease materially or limit materially its supply to such Seller or any Franchisee.

4.23 Franchise Matters .

(a) Except as set forth on Schedule 4.23(a), since January 1, 2004, neither Seller has or had any Subsidiary or Affiliate offering or selling Franchises domestically or internationally. The Sellers and their Affiliates are the only persons or entities that have offered or sold Franchises for their respective Brands since January 1, 2000.

(b) Schedule 4.23(b) sets forth a listing of, and each Seller has provided Buyer with a true and complete copy of, each Seller’s currently effective Seller UFOC(s), together with true and complete copies of all Seller UFOCs used by such Seller since January 1, 2004 in connection with the offer and sale of Franchises.

(c) Schedule 4.23(c) sets forth a true and complete list of all Franchise Agreements to which each Seller is a party, including for each Franchise Agreement (i) the name, address and telephone number of each and every Franchisee; (ii) the effective dates and expiration dates; and (iii) a description of any protected or exclusive territory. There are no other currently effective Franchise Agreements relating to the Brands. Except as noted in Schedule 4.23(c), each Franchise Agreement entered is substantially similar to the form of Franchise Agreement incorporated into the Seller UFOC that was issued to the Franchisee contemporaneously with the sale of such Franchise by each Seller to the Franchisee. Each Seller has and has had made available to Buyer true, complete and correct copies of all Franchise Agreements listed or required to be listed on Schedule 4.23(c), including all amendments and addenda thereto, except those in respect of which Sellers have indicated on Schedule 4.23(c) that the Franchise Agreement on file is missing.

(d) From and after the date of its formation, each Seller has and has had at all relevant times, the limited liability company power and authority and legal right to enter into and carry out the terms of each Franchise Agreement. All of the Franchise Agreements are valid, binding and enforceable against the Franchisee thereunder in accordance with its terms, subject to any such Franchisee’s bankruptcy, insolvency, receivership or similar proceeding under state or federal law and subject to any equitable doctrines and Legal Requirements which may affect the enforceability of the Franchise Agreements against Franchisees. Each Seller has maintained a standard practive of refraining from the negotiation of the Franchise Agreements on a Franchisee by Franchisee basis.

(e) Schedule 4.23(e) identifies each existing Franchisee that (i) is, to each Seller’s Knowledge, currently in material default under any Franchise Agreement, whether or not such Seller has notified the Franchisee about the default; (ii) has received within the twelve (12) month period prior to the date of this Agreement a Notice of Default from either Seller that such Franchisee has incurred a default under such Franchise Agreement; (iii) has on three or more occasions within any twelve (12) month period received Notices of Default under a Franchise Agreement; or (iv) is a party to a Franchise Agreement under which the franchise unit is not yet open and operating.

(f) Schedule 4.23(f) sets forth a true and complete list of all written or oral agreements or arrangements (and with respect to oral agreements a description thereof) with independent sales representatives, contractors, brokers or consultants under which either Seller has authorized any person to sell or promote Franchises on behalf of such Seller or has agreed to rebate or share amounts receivable under any Franchise Agreement in connection with the offer and sale of any such Franchise Agreement and indicating which of such agreements are in default and may be terminated by such Seller by notice to the other party. Each Seller has delivered to Buyer true, correct and complete copies of all written agreements described in Schedule 4.23(f). Each Seller has delivered to Buyer true, correct and complete copies of all written correspondence and memoranda evidencing such oral agreements described in Schedule 4.23(f).

(g) To the Sellers’ Knowledge, except as set forth on Schedule 4.23(g), neither Seller has (i) offered nor sold, nor otherwise granted rights, to any Party conferring upon that Party area development, area representative, master franchise, sub-franchise, or other multi-unit or multi-level rights with respect to the Brands within the United States or (ii) used or uses independent sales representatives, area directors, contractors, sales and service providers or brokers to sell or promote the sale of its Franchises.

(h) To the Sellers’ Knowledge, except as set forth on Schedule 4.23(h), and except as may be granted by operation of law, (i) no Franchisee has been granted any Territorial Rights by either Seller pursuant to which (A) such Seller is restricted in any way in their right to own or operate, or license others to own or operate, any business or line of business or (B) the Franchisee is granted rights for the acquisition of additional franchises or expansion of the Franchisee’s territory, (ii) no Franchisee’s Territorial Rights conflict with the Territorial Rights of any other Franchisee, and (iii) to the extent either Seller has granted any such Territorial Rights (whether or not disclosed or required to be disclosed herein), such Seller has complied with such Territorial Rights and in the course of offering or selling franchises has not violated the Territorial Rights of any Franchisee.

(i) Since January 1, 2004, and except as set forth on Schedule 4.23(i), each Seller has: (i) prepared and maintained each Seller UFOCs in accordance with applicable law; (ii) filed and obtained registration of the offer and sale of the Franchises in all jurisdictions requiring such registration prior to any offers or sales of Franchises in such jurisdictions (the “Registration Laws”) and has filed all material changes, amendments and renewals thereto on a timely basis as required by Legal Requirements in such jurisdictions; (iii) filed all notice filings (including the filing of Seller UFOC, as applicable) in all jurisdictions in which a notice filing is required to be filed prior to the offer and sale of franchises in such jurisdictions; (iv) filed all notices of exemption in all jurisdictions in which a notice filing is required in order to obtain an exemption from regulation as a “business opportunity” or to otherwise be subject to regulation under Legal Requirements in such jurisdictions absent such notice filing; and (v) sold no franchises during periods after the need for amendment arose and before the prospective Franchisee had been in receipt of an amended Seller UFOC for the required period for redisclosure in the jurisdiction. Seller UFOCs were prepared in all material respects in compliance with the UFOC Guidelines and/or other Legal Requirements and there were no material misrepresentations or misstatements of fact or omissions to state material information in any Seller UFOC necessary to make the statements made therein not misleading under the circumstances at the time such Seller was using such Seller UFOC. Since January 1, 2004, neither Seller has ever withdrawn any of their applications or registrations to offer and sell franchises from any jurisdiction except as set forth on Schedule 4.23(i).

(j) To the Sellers’ Knowledge, except as set forth on Schedule 4.23(j), neither Seller has (i) offered or sold franchises or any form of agreement for operations under the Brands outside of the United States or (ii) filed any application seeking registration, exemption, and/or approval to do so.

(k) The Sellers have heretofore made available to Buyer correct and complete copies of all correspondence with Government Authorities concerning compliance with Registration Laws (including franchise registration orders), franchise advertising or promotional materials, UFOCs, and Franchise Agreements with current and past Franchisees. The Sellers have made available or delivered to Buyer true and complete copies of the Franchisee files and other materials associated with each and every Franchisee. Since January 1, 2005, Sellers have not, in any of the aforementioned documents or filings under any Registration Laws, made any untrue statement of a material fact, or omitted to state any fact necessary to make the statements made by Sellers, taken as a whole, not misleading, in connection with the offer or sale of any franchise or business opportunity.

(l) Except as disclosed in Schedule 4.23(l), each Franchise Agreement complies, and the offer, sale, administration and relationship of such Franchise complied at the time such offer and sale was made and at all times since such Franchise Agreement became effective, with all Legal Requirements.

(m) Except as listed or described in Schedule 4.23(m), no Franchise Agreement has been subordinated and no provision regarding the calculation and payment of royalty fees in any Franchise Agreement has been waived, altered or modified in any material respect adverse to either Seller.

(n) Set forth in Schedule 4.23(n) is a description of any franchisee organization which holds itself out as a representative of any group of two or more Franchisees. There are no agreements of any kind in effect between any such franchisee organization and either Seller.

(o) Except as set forth on Schedule 4.23(o), no orders, consents or decrees (other than routine comment letters from regulators, orders approving registrations, renewals of registrations or registration exemptions) have been issued by any foreign or domestic (federal or state) administrative or regulatory agency to either Seller nor have letters of inquiry, investigation or the like been issued to either Seller by such foreign or domestic administrative or regulatory agencies relating, directly or indirectly, to either Sellers’ offer and sale of Franchises.

(p) Neither Seller has offered or sold Franchises in any jurisdiction where the sale of any such Franchise violated any Legal Requirements of such jurisdiction. Neither Seller has offered rescission as would be required under any Legal Requirements arising from a possible violation of any Legal Requirements. No Franchisee: (i) paid any consideration or signed any Franchise Agreement before the expiration of all applicable waiting periods; (ii) has asserted or exercised any statutory right of rescission arising from a violation of the Legal Requirements; (iii) has an immediate or inchoate right to exercise any statutory right of rescission arising from the violation of any Legal Requirements relating to the offer and sale of Franchises. With the exception of routine comment letters from regulators, neither Seller has ever received: (A) a stop order, revocation or withdrawal of approval or a license or exemption to offer and sell Franchises in any jurisdiction; or (B) an official notice, complaint, subpoena, request for information, or any form of formal or informal inquiry from any Government Authority regarding the offer or sale of Franchises. Neither Seller has participated in any remedial program directed towards its franchise selling practices administered by the National Franchise Council, the International Franchise Association, the Federal Trade Commission, any state or provincial authority, or any other public or private organization.

(q) The Books and Records of each Seller and the files of its franchise counsel include all written communications and written memorialization of all material oral communications with franchise regulatory authorities regarding the franchises, including without limitation all applications for initial registration, renewal applications, amendments, comment letters, approvals, licenses, consents, exemption filings, withdrawals, and undertakings regarding future changes in such Seller’s offering materials.

(r) Except as set forth in Schedule 4.23(r), each Seller has complied with all Legal Requirements applicable to the administration of the relationships with the Franchisees under the Franchise Agreements.

(s) Each Seller has delivered or made available to Buyer correct and complete copies of all registrations, material advertising or promotional materials (used by such Seller subsequent to January 1, 2005), Seller UFOCs or agreements used by such Seller or filed with any foreign or domestic administrative or regulatory agency or otherwise used by such Seller in connection with the offer, sale and operation of Franchises in any jurisdiction (domestic or international) since January 1, 2005. Neither Seller has published any franchise recruitment advertising in violation of the Legal Requirements of any jurisdiction. Each Seller has effected timely filing of franchise recruitment advertising with the applicable Government Authority before publication and obtained any approvals or clearances, or received no comments requiring changes to the advertising materials that were not incorporated in the final copy.

(t) Schedule 4.23(t) includes a true and complete list of all written or oral agreements or arrangements (and with respect to oral agreements or arrangements, a description thereof) with third party vendors or suppliers who currently approved by either Seller to act as providers of goods or services to the Franchisees. Except as set forth in Schedule 4.23(t), and excluding entertainment by vendors/suppliers or reimbursement for franchisee conventions or meetings in the ordinary course of business, neither Seller receives rebates, commissions, discounts or other payments or remuneration of any kind from such vendors or suppliers of such goods or services.

(u) To each Seller’s Knowledge, neither Seller is in violation or default of any Franchise Agreement, nor has there occurred any event or condition which with the passage of time or giving of notice (or both) would constitute a material default by such Seller of any Franchise Agreement under, or permit termination or rescission of, any such Franchise Agreement. Neither the execution of this Agreement nor the consummation of the transactions contemplated herein would result in a violation of or a default under, or give rise to a right of termination, modification, cancellation, rescission or acceleration of any obligation or loss of material benefits under, any Franchise Agreement. No consent or approval of any Franchisee is required in connection with the consummation of the transactions contemplated by the Agreement.

(v) All Franchise Agreements and related documents provided to the Buyer are true, correct and complete and they constitute all of the agreements between either Seller and its Franchisees and there exists no other agreements, oral or written, between such Seller and any Franchisee. There are no material agreements or special arrangements with any Franchisee other than as set forth in the Seller UFOCs and Franchise Agreements.

(w) Each Seller’s use and administration of advertising contributions and fees made under the Franchise Agreements has at all times complied with the provisions of all Franchise Agreements or other agreements made by such Seller with respect to their use of the advertising contributions and fees, conforms with any descriptions of such activities contained in applicable Seller UFOCs and does not violate any Legal Requirements.

(i) Schedule 4.23(w) sets forth, as to each Seller individually: (A) a statement of the amount of Marketing Fees in respect of the TTM Period; (B) the amount of Marketing Fees actually spent by each Seller during the TTM Period; and (C) the amount of any residual Marketing Fees being held by either Seller or the deficit in Marketing Fees for which either Seller is to be reimbursed from future Marketing Fees as of the end of the TTM Period, as the case may be (the “Marketing Fees Balance”). The foregoing reconciliation of Marketing Fees is referred to herein as the “Marketing Fees Reconciliation.”

(ii) Schedule 4.23(w) sets forth, as to each Seller individually, a listing of each Contract entered into by such Seller that is not fully performed by both parties as of the date of this Agreement pursuant to which such Seller has obligated itself to the expenditure of Marketing Fees, along with a statement of any payments made, and remaining to be made, by such Seller in order to complete its performance under each such Contract.

(x) Except as specified on Schedule 4.23(x), there is no action, proceeding, or investigation pending or, to each Seller’s Knowledge, threatened against or involving either Seller with respect to any of its domestic or international Franchises, and to each Seller’s Knowledge, there is no basis for any such action, proceeding or investigation except for actions, proceedings or investigations that could not, in any individual case or in the aggregate, reasonably be expected to have a material adverse effect on either Seller. Neither Seller is subject to any judgment, order or decree entered in any lawsuit or proceeding which has or may have a material adverse effect on its rights and interests in any Franchise Agreement. To the each Seller’s Knowledge, there are not currently, nor have there ever been any administrative actions, cease and desist orders or other administrative actions by any federal or state agency which regulates Franchises.

(y) Since January 1, 2004, except as specified on Schedule 4.23(y), neither Seller has waived enforcement of, or failed to enforce, any noncompete or similar restriction under a Franchise Agreement, and to each Seller’s Knowledge, no current or former Franchisee is currently in violation of any applicable noncompete covenant.

(z) Except as set forth on Schedule 4.23(z), neither Seller nor any of their Affiliates have entered into any guarantees in respect of leases held by Franchisees of the Businesses.

(aa) All persons acting as franchise salespersons and franchise sales brokers authorized to act on behalf of each Seller has been duly and timely registered and qualified in all jurisdictions where such registration or qualification is necessary. All information filed by either Seller with such registrations about all such persons is accurate, true and complete in all respects. All of the Domestic UFOCs accurately disclose any relevant information about franchise brokers required in Items, 2, 3 and 4.

(bb) Since January 1, 2004, each Seller has conducted reasonable training programs for all officers, agents, employees, brokers, salespersons, contractors and other representatives engaged in the offer and sale of Franchises on behalf of such Seller in the requirements of applicable law before permitting such persons to engage with prospective Franchisees and has a standard practice of retraining such persons at least annually regarding the requirements of applicable law.

(cc) Neither Seller has any published policies governing their franchise sales efforts and personnel that mandate conformance with applicable law and that notify sales personnel that violation of any Legal Requirements will result in disciplinary action or termination. Each Seller has instituted and maintained internal controls adequate to assure that material violations of legal requirements governing franchise sales are discovered and remedied and that their records demonstrate compliance with Legal Requirements or that appropriate steps are taken to remedy non-compliance when discovered.

(dd) Each Seller has obtained, has filed with the applicable jurisdictions and has retained in its records the consent of their accountants to publication of the financial statements set forth in the Seller UFOCs, and modified Seller UFOCs to conform to any comments offered by the accountants prior to distribution to prospective Franchisees.

4.24 Powers of Attorney. Except as set forth on Schedule 4.24, there are no outstanding powers of attorney executed by or on behalf of either Seller.

4.25 Investment. Each Seller (a) understands that the Parent Shares have not been, and will not be, registered under the Securities Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (b) is acquiring the Parent Shares solely for its own account for investment purposes, and not with a view to the distribution thereof, (c) is a sophisticated investor with knowledge and experience in business and financial matters, (d) has received certain information concerning Parent and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Parent Shares, (e) is able to bear the economic risk and lack of liquidity inherent in holding the Parent Shares, and (f) is an Accredited Investor.

4.26 Deferred Revenue Liability. As of the date of this Agreement and the Closing Date, the Deferred Revenue Liability amount reflects the full amount of all deferred revenues allocated to each Seller’s Franchise Agreements.

4.27 Indenture Payment. To MFFB’s Knowledge, without giving effect to the transactions contemplated hereunder, MFFB will have adequate cash and cash equivalents on hand to make its payments due on September 15, 2007, and March 15, 2008, under and in accordance with the Indenture.

4.28 Right of First Refusal. The Right of First Refusal, Mutual Termination and Release (“ROFR Agreement”), dated as of October 2004, by and between Pretzel Time and one of its master franchisors is only applicable to the Master Franchise Agreement, between Pretzel Time and such master franchisor and does not in any way limit either Seller’s ability to consummate the transactions contemplated by this Agreement, including the transfer of the rights to franchise Pretzel Time in Canada. Nothing in this Agreement triggers the rights of the master franchisor under Section 1.A of the ROFR Agreement.

4.29 Other Contracts. Neither MFFB nor either of the Sellers has entered into any Contract with any of the parties identified in the third disclosure on Schedule 4.13 that is not otherwise required to be set forth on the Disclosure Schedules.

ARTICLE V
Representations and Warranties of Buyer and Parent

Parent and Buyer, jointly and severally, hereby represent and warrant to the Sellers, subject to the limitations set forth in Article XI of this Agreement, that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V except to the extent any representation or warranty expressly speaks only as of a different date), except as set forth in the Disclosure Schedules attached hereto.

5.1 Existence and Good Standing; Authorization.

(a) Each of Parent and Buyer is organized, validly existing and in good standing under the laws of its incorporation, organization or formation.

(b) Each of Parent and Buyer has all requisite corporate or organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the sale and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Buyer, and the consummation by it of the transactions contemplated hereby, have been duly authorized and approved by its respective board of directors or members, and no other corporate, stockholder, organizational, member or manager action on the part of Parent or Buyer is necessary to authorize the execution, delivery and performance of this Agreement by Parent or Buyer and the consummation thereby of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Buyer and, assuming the due execution of this Agreement by the Sellers, this Agreement constitutes a valid and binding obligation of each of Parent and Buyer enforceable against Parent and Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

5.2 Consents and Approvals; No Violations. The execution and delivery of this Agreement by Parent and Buyer and the consummation of the transactions contemplated hereby do not and will not:

(a) violate or conflict with any provisions of the Organizational Documents of Parent or Buyer;

(b) violate any Legal Requirement or Order to which Parent or Buyer is subject or by which any of their respective material properties or assets are bound;

(c) require any permit, consent or approval of, or the giving of any notice to, or filing with any Government Authority on or prior to the Closing Date; and

(d) result in a material violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Encumbrance upon any of the material properties or assets of Parent or Buyer under any of the material terms, conditions or provisions of any material Contract or any other instrument or obligation to which Parent or Buyer is a party, or by which it or any of their respective material properties or assets may be bound; excluding from the foregoing clauses (b), (c) and (d) permits, consents, approvals, notices and filings the absence of which, and violations, breaches, defaults and Encumbrances the existence of which, would not, individually or in the aggregate, reasonably be expected to prevent Parent or Buyer from performing its obligations under this Agreement.

5.3 SEC Documents and Other Reports. Parent has timely filed with the SEC all documents required to be filed by it since December 31, 2006 under the Securities Act or the Exchange Act (the “Parent SEC Documents”). As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed, and at the time filed with the SEC none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the condensed consolidated financial position of Parent and its subsidiaries as at the dates thereof and the condensed consolidated results of their operations and their condensed consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

5.4 Litigation. There are no Proceedings pending, or, to the knowledge of Parent or Buyer, threatened which would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

5.5 Brokers’ or Finders’ Fees. No agent, broker, firm or other Person acting on behalf of Parent or Buyer is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated by this Agreement.

5.6 Parent Shares. All of the Parent Shares issuable in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and non-assessable and free and clear of any liens (other than those created under federal and state securities laws or the Voting Agreement) and not subject to preemptive or other similar rights of the stockholders of Parent.

ARTICLE VI
Developing Agent Liabilities

Notwithstanding anything to the contrary set forth herein and without prejudice to any Buyer Indemnified Party’s rights under Section 11.2(f), each of MFFB and Sellers agree that if any Developing Agent Franchise Agreement is terminated by a Developing Agent not in the ordinary course of business (i.e., lease termination, poor store performance, etc.) on or prior to the Developing Agents Escrow Release Date (and such Franchise location is not otherwise transferred to or replaced by another Franchisee acceptable to Buyer within thirty (30) days of such termination), Buyer may deduct from the Developing Agents Escrow Amount the number of Parent Shares equal to the sum of (i) 4.5 times the TTM Period Continuing Royalties attributable to such Developing Agent under the terminated Developing Agent Franchise Agreement, plus (ii) 4.5 times the TTM Period Product Formulation Royalties attributable to such Developing Agent under the terminated Developing Agent Franchise Agreement, plus (iii) 2.0 times the TTM Period Initial Franchise Fees attributable to such Developing Agent under the terminated Developing Agent Franchise Agreement (collectively, the “Sellers’ Developing Agent Liabilities Formula”) divided by (iv) the Adjusted Closing Date Reference Price. Notwithstanding the foregoing, if, after the Developing Agents Escrow Release Date but prior to the fifteen (15) month anniversary of the Closing Date, any Developing Agent terminates a Developing Agent Franchise Agreement (and such Franchise location is not otherwise transferred to or replaced by another Franchisee acceptable to Buyer within thirty (30) days of such termination) in connection with, or as a result of, the Developing Agent Lawsuits or any settlement thereof, each of MFFB and Sellers agree, jointly and severally, to pay to the Buyer an amount in cash calculated in accordance with the Sellers Developing Agent Liabilities Formula within thirty (30) days of the Buyer providing MFFB and Sellers written notice of such termination.

ARTICLE VII
Post-Closing Covenants

7.1 Intentionally Omitted.

7.2 Taxes Related to Purchase of Assets; Tax Cooperation.

(a) All stamp, transfer, documentary, sales and use, registration and other similar taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (collectively, the “Transfer Taxes”) shall be paid one-half by Buyer and one-half by the Sellers (such obligation to be joint and several as between the Sellers), and except to the extent required to be filed by the Sellers, Buyer shall properly file on a timely basis all necessary Tax Returns and other documentation with respect to all Transfer Taxes. The provisions of this Section 7.2 and no other provision, shall govern the economic burden of Transfer Taxes.

(b) All personal property taxes and assessments on the Purchased Assets for any taxable period commencing on or prior to the Closing Date and ending after the Closing Date (a “Straddle Period”) shall be prorated between Buyer and the Sellers as of the close of business on the Closing Date based on the best information then available, with (a) the Sellers liable for such Taxes attributable to any portion of a Straddle Period ending on or prior to the Closing Date and (b) Buyer being liable for such Taxes attributable to any portion of a Straddle Period beginning after the Closing Date. Information available after the Closing Date that alters the amount of Taxes due with respect to the Straddle Period will be taken into account and any change in the amount of such Taxes shall be prorated between Buyer and Sellers as set forth in the next sentence. All such prorations shall be allocated so that items relating to the portion of a Straddle Period ending on or prior to the Closing Date shall be allocated to the Sellers based upon the number of days in the Straddle Period on or prior to the Closing Date and items related to the portion of a Straddle Period beginning on or after the Closing Date shall be allocated to Buyer based upon the number of days in the Straddle Period from and after the Closing Date. The amount of all such prorations that must be paid in order to convey the Purchased Assets to Buyer free and clear of all Encumbrances other than Permitted Encumbrances have been calculated and shall be paid on the Closing Date; all other prorations shall be calculated and paid as soon as practicable thereafter.

(c) The Sellers and Buyer shall (and shall cause their respective Affiliates to) cooperate fully with each other and make available or cause to be made available to each other for consultation, inspection and copying (at such other party’s expense) in a timely fashion such personnel, Tax data, relevant Tax Returns or portions thereof and filings, files, books, records, documents, financial, technical and operating data, computer records and other information as may be reasonably requested, including, without limitation, (a) for the preparation by such other party of any Tax Returns or (b) in connection with any Tax audit or proceeding including one party (or an Affiliate thereof) to the extent such Tax audit or proceeding relates to or arises from the transactions contemplated by this Agreement.

7.3 Noncompetition and Nonsolicitation.

(a) For a period of five (5) years from the date of this Agreement, neither Seller nor MFFB shall, and MFFB shall cause each of its Affiliates not to, directly or indirectly, on its own behalf, as an agent of, on behalf of or in conjunction with, or as a member, partner or shareholder of, any other firm, corporation or other entity or Person:

(i) own, operate or control, or participate in the ownership, operation or control of, or have any financial interest in, any pretzel-related franchise business that is substantially similar to the pretzel franchise segment of the Businesses and which targets a substantially similar demographic customer base, if any or all such activities comprise five percent (5%) or more of the business’ gross sales, provided, however, that the foregoing shall not restrict MFFB or either Seller or any of their Affiliates from owning up to five (5%) percent of the outstanding voting securities of any company which is listed on any recognized public stock exchange, traded on Nasdaq or over-the-counter; or

(ii) induce any former employee, licensee, independent contractor, manufacturer, supplier or Franchisee of either Seller with respect to the Businesses, to terminate his or her employment or relationship, as applicable, with Buyer or its Affiliates.

(b) Buyer and Parent are entitled (without limitation of any other remedy) to specific performance and/or injunctive relief with respect to any breach or threatened breach of the covenants in this Section 7.3, without the need to post any bond. If any court of competent jurisdiction at any time deems the time periods for the foregoing covenants too lengthy or the scope of the covenants too broad, the restrictive time periods will be deemed to be the longest period permissible by law, and the scope will be deemed to comprise the broadest scope permissible by law under the circumstances. It is the intent of the parties to protect and preserve the Businesses and the Purchased Assets and therefore the parties agree and direct that the time period and scope of the foregoing covenants will be the maximum permissible duration (not to exceed five years) and size.

7.4 Further Assurances. From time to time following the Closing, each party shall execute and deliver, or cause to be executed and delivered, such instruments and documents as a party may reasonably request or as may be otherwise necessary to more effectively consummate the transactions contemplated hereby. Following the Closing, the Sellers agree to forward to Buyer any correspondence or other communications addressed to the Sellers received by them that relates to the Purchased Assets or Assumed Liabilities.

7.5 Audit. Sellers shall use commercially reasonable efforts to cause KPMG LLP, within seventy (70) days of the Closing Date, to (x) audit the financial statements of each Seller for 2004, 2005 and 2006 in a manner meeting the requirements of Regulation S-X under the Securities Act of 1933, as amended (the “SEC Financial Statements”); (y) review pro forma financial statements that Parent intends to file in reports filed pursuant to the Exchange Act; and (z) take such other similar actions reasonably requested by the Buyer, including (i)  consenting to the proper use of its report(s) on the audited financial statements included in the SEC Financial Statements; and (ii) performing a SAS 100 review of any unaudited financial statements included in the SEC Financial Statements. In connection with the foregoing, the Sellers shall use their reasonable efforts to assist the Buyer in the preparation of such SEC Financial Statements, at Buyer’s expense, including without limitation providing the Buyer’s Representatives with full access during normal business hours, and in a manner so as not to interfere with the normal business operations of the Sellers, to all relevant books, records, work papers, information and employees and auditors of such Persons, to the extent necessary in connection with the preparation of any such SEC Financial Statements. Buyer shall reimburse Sellers for costs incurred by Sellers in connection with the preparation of the SEC Financial Statements and its compliance with Sellers’ obligations under this Section 7.5, including expenses incurred with Sellers’ engagement of KPMG LLP; provided, however, that Sellers obtain Buyer’s written consent before incurring any charges over $25,000 in respect of Sellers’ obligations under this Section 7.5.

7.6 Confidentiality. From and after the date hereof, for a period of three (3) years, the Sellers shall, and shall cause each of its Affiliates to, treat as confidential and use commercially reasonable efforts to safeguard and not to use, except as expressly agreed in writing by Buyer, any and all the Seller Information included within the Purchased Assets, including the Intellectual Property, in each case using the standard of care necessary to prevent the unauthorized use, dissemination or disclosure of such the Seller Information. For purposes of this Section 7.6, from and after the date hereof, confidential information included within the Purchased Assets shall be deemed to be “Seller Information” notwithstanding the fact that such information was available to or in the possession of the Sellers or any of their Affiliates prior to the Closing. Notwithstanding the generality of the foregoing, nothing in this Section 7.6 shall prohibit either Seller or its Affiliates from making public disclosures required by applicable Legal Requirements, according to Section 12.1.

7.7 Solvency. From the time of execution of this Agreement through March 15, 2008, each of the Sellers and MFFB shall continue to pay their debts as they mature or become due, including the September 15, 2007, and March 15, 2008, payments due under the Indenture.

7.8 Restrictions on Sale of Parent Shares. During the twelve (12) month period following the Closing Date (such period herein referred to as the “Initial Period”), neither Seller shall, directly or indirectly, through an “affiliate” or “associate” (as such terms are defined in the General Rules and Regulations under the Securities Act of 1933, as amended), or otherwise, offer, sell, pledge, hypothecate, grant an option for sale, or otherwise dispose of, or transfer or grant any rights with respect thereto in any manner either privately or publicly (each, a “Transfer”) any of the Parent Shares or Shares of the Parent acquired by the Sellers pursuant to a stock split, stock dividend, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of Parent (each an “Adjustment”) affecting Parent Shares (together with the Parent Shares, “Securities”), or enter into any agreement or any transaction that has the effect of transferring, in whole or in part, directly or indirectly, the economic consequence of ownership of the Securities, whether any such agreement or transaction is to be settled by delivery of the Securities; provided, however, that Sellers may pledge their rights in the Parent Shares in accordance with the Indenture. Following the Initial Period, the restrictions on Transfer provided for in this Section 7.8 shall lapse with respect to 25% of the number of Parent Shares owned by the Sellers in the aggregate (taking into account and proportionally adjusting for any Adjustments occurring during such period) and the Sellers may Transfer such Parent Shares, in open market transactions without restriction. On the first day of each of the first three consecutive three month periods following the first anniversary of the Closing Date, the restrictions on Transfer provided for in this Section 7.8 shall lapse with respect to 25% of the aggregate number of Parent Shares paid to the Sellers at Closing, (taking into account and proportionally adjusting for any Adjustments occurring during such period) and the Sellers may Transfer such Parent Shares, in open market transactions without restriction.

7.9 Registration. The Parent Shares shall have registration rights in accordance with the terms of that certain Registration Rights Agreement, dated as of the Closing, in form and substance to be mutually agreed by the parties thereto (the “Registration Rights Agreement”), pursuant to which, among other things, Parent shall agree to use its commercially reasonable efforts to (a) file a registration statement on Form S-3, if eligible, or other appropriate form (the “Registration Statement”) covering the Parent Shares issued pursuant to this Agreement, with the SEC and (b) cause such Registration Statement to become effective each within 180 days following the Closing Date.

7.10 Agreement to Vote. At all times prior to a Transfer (as defined above) of Parent Shares, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Parent, the Sellers shall appear at such meeting (in person or by proxy) and shall vote or consent the Parent Shares (i) in favor of adoption of each proposal recommended by the Board of Directors of Parent for adoption by the stockholders and (ii) against any proposal for which the Board of Directors of Parent does not support. Prior to the termination of this Agreement, each Seller covenants and agrees not to enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Agreement. Each Seller agrees to enter into a voting agreement at the Closing on terms reasonably acceptable to Buyer (the “Voting Agreement”) that appoints a designee of Buyer its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent with respect to the Parent Shares held by the Seller.

7.11 Access to Records. For two (2) years after the Closing, each party will permit the other parties and their Affiliates reasonable access on not less than five (5) business days prior written notice, during normal business hours, at the sole cost and expense of the requesting party and in a manner that will not unreasonably interfere with the normal operations of the providing party, to and the right to make copies of the books and records of such party relating to either Seller and/or the Purchased Assets existing prior to Closing and in such providing party’s possession or control; provided, however, that the requesting party shall only use such information (a) to protect or enforce its rights or perform its obligations under this Agreement and any agreements entered into among the parties in connection herewith or (b) in connection with tax or other regulatory filings, litigation or financial reporting. In addition, the providing party will make available to the requesting party or its Affiliate, upon reasonable request and to the extent still employed by the providing party, personnel who are familiar with any such matter requested.

7.12 Product Formulation Royalties. From and after the Closing Date, MFFB or its Affiliates, as applicable, shall notify Buyer within five (5) days of its receipt of any Product Formulation Royalties that are to be paid to the Buyer hereunder, which notice shall include sufficient detail setting forth the calculation of such amounts. Within fifteen (15) days of the collection or receipt by MFFB or its Affiliates, as applicable, of any Product Formulation Royalties, MFFB or its Affiliates shall pay to, or as directed by, Buyer such amounts owing Buyer in immediately available funds by wire transfer. All payments pursuant to this Section 7.12 shall be made in accordance with the allocation schedule for the applicable Vendor Agreements attached hereto as Schedule 7.12 (the “Vendor Allocation Schedule”). Notwithstanding the foregoing, MFFB shall use, and shall cause its Affiliates to use, good faith efforts to have the counterparty to each Vendor Agreement pay Buyer the Product Formulation Royalties directly, based upon the Vendor Allocation Schedule. In addition, MFFB shall use its good faith efforts, or cause its Affiliates to use good faith efforts, to assist Buyer transitioning any services received pursuant to a Vendor Agreement to Buyer as Buyer may request.

7.13 Lease Obligations.

(a) General. Except as expressly set forth in this Section 7.13, MFFB and its Affiliates shall retain all liability for those Pretzel Time and Pretzelmaker locations set forth on Schedule 7.13(a) for which MFFB or one of its Affiliates is either the tenant under the lease or guarantees the obligations under the lease (collectively, “Lease Locations”). If Buyer terminates the Franchise Agreement for any Franchisee in a Lease Location, Buyer shall use its good faith efforts to provide MFFB at least thirty (30) days prior written notice of such termination. If MFFB, or any of its successors and assigns of any MFFB Other Franchise Brand, terminates any MFFB Other Franchise Brand at a Lease Location, MFFB shall use its good faith efforts to provide Buyer at least thirty (30) days prior written notice of such termination.

(b) Notwithstanding anything set forth herein to the contrary, if any Franchise Agreement in respect of any Lease Location is terminated by Buyer, with or without Cause, or is terminated by the Franchisee of such Lease Location, Buyer and MFFB shall each use their reasonable best efforts to (i) within the first ninety (90) days following the effective date of such termination, locate another Person to operate the Franchise at such Lease Location, (ii) between ninety-one (91) and one hundred eighty (180) days following the effective date of such termination, find a suitable franchisee from any brand under which either Buyer or MFFB, or either of their Affiliates, conducts a franchise business, to operate a franchise at such Lease Location, and (iii) from one hundred eighty-one (181) days following the effective date of such termination, either find any Person to operate any business at such Lease Location or negotiate a settlement, reasonably acceptable to each Party, with the landlord terminating the lease for such Lease Location.

(c) For purposes of this Section 7.13, “Cause” shall mean a termination of a Franchise Agreement by Buyer due to a breach of the Franchise Agreement by the Franchisee, which breach is not cured, or capable of being cured, in the time permitted under the applicable Franchise Agreement or a termination of the Franchise Agreement due to negligence by the Franchisee.

(d) Buyer Terminations. From the Closing Date until, and including, August 7, 2008, if Buyer terminates a Franchise Agreement in respect of a Lease Location (i) without Cause, Buyer will be responsible for one hundred percent (100%) of the liability associated with such Lease Location following such termination, (ii) with Cause, MFFB shall be responsible for one hundred percent (100%) of the liability associated with such Lease Location. From and after August 8, 2008, if Buyer terminates a Franchise Agreement in respect of a Lease Location (i) without Cause, Buyer will be responsible for one hundred percent (100%) of the liability associated with such Lease Location following such termination, (ii) with Cause, Buyer and MFFB shall each be responsible for fifty percent (50%) of the liabilities associated with such Lease Location.

(e) Franchisee Terminations. From the Closing Date until, and including, August 7, 2008, if a Franchisee terminates its Franchise Agreement in respect of a Lease Location, MFFB shall be responsible for one hundred percent (100%) of the liability associated with such Lease Location. From and after August 8, 2008, if a Franchisee terminates its Franchise Agreement in respect of a Lease Location (other than as a result of MFFB terminating such Franchisee’s right to operate a MFFB Other Franchise Brand at such Lease Location), each of Buyer and MFFB shall each be responsible for fifty percent (50%) of the liabilities associated with such Lease Location.

(f) MFFB Terminations. From the Closing Date until, and including, August 7, 2008, if MFFB terminates a lease or sub-lease in respect of a Lease Location for any reason, MFFB shall be responsible for one hundred percent (100%) of the liability associated with such Lease Location. From and after August 8, 2008, if MFFB terminates a lease or sub-lease in respect of a Lease Location (other than as a result of MFFB terminating such Franchisee’s right to operate a MFFB Other Franchise Brand at such Lease Location) for a Lease Breach, each of Buyer and MFFB shall each be responsible for fifty percent (50%) of the liabilities associated with such Lease Location; provided, however, that MFFB provides Buyer at least thirty (30) days prior written notice of its intent to terminate such lease or sub-lease. For purposes of this Section 7.13(f), “Lease Breach” shall mean a breach by a Franchisee of a lease or sub-lease in respect of a Lease Location, which breach is not cured, or capable of being cured, in the time permitted under the applicable lease or sub-lease.

7.14 Business Plan. Buyer and the Sellers will cooperate in good faith to develop a plan to address co-branding of the Pretzel Time and Pretzelmaker franchise systems (the “Business Plan”) within five (5) Business Days of the Closing. The Buyer and Sellers will cooperate in good to fully implement the Business Plan, including executing additional documents or taking any other actions contemplated by, or reasonably necessary to implement, the Business Plan. Each Seller shall provide Buyer with all records and information reasonably necessary and appropriate to carry out this Section 7.14.

7.15 Change of Name. Within ten (10) days of the Closing Date, (a) Pretzel Time shall amend its Organizational Documents and take all other actions necessary to change its name to a name that does not include the words “Pretzel Time” or anything similar to “Pretzel Time,” (b) Pretzelmaker shall amend its Organizational Documents and take all other actions necessary to change its name to a name that does not include the words “Pretzelmaker” or anything similar to “Pretzelmaker,” (c) each Seller shall take all actions requested by Buyer to allow Buyer to change or incorporate “Pretzel Time” or “Pretzelmaker” into Buyer’s name (or the names of any of its Affiliates), and (d) MFFB shall cause each of its Affiliates to amend their Organizational Documents, if necessary, and take all other actions necessary to change their names, if applicable, to names that do not include the words “Pretzel Time,” “Pretzelmaker,” or anything similar to “Pretzel Time” or “Pretzelmaker.”

7.16 Intellectual Property. The Sellers agrees to use commercially reasonably efforts to take, or cause to be taken all actions as Buyer may reasonably request or as may be otherwise necessary to assist with the registration and transfer of all foreign trademarks set forth on Schedule 7.16.

7.17 Franchise Business.

(a) Buyer shall, with Sellers’ cooperation, (i) revise the Domestic UFOC to include information required under the UFOC Guidelines concerning Buyer, Parent and any changes in the domestic franchise program Buyer intends to make and (ii) prepare and file the initial registration of Buyer’s Domestic UFOC with appropriate state franchise administrators.

(b) Buyer shall, with Sellers’ cooperation, amend any disclosure document relating to any international franchise transaction pending as of the Closing Date to include required information about Buyer, Parent and any changes Buyer intends to make in the documentation for international franchises.

(c) Seller shall cooperate with Buyer to minimize the possibility that any prospective Franchisee will decide not to consummate a pending domestic or international transaction on account of the transactions contemplated by this Agreement.

ARTICLE VIII
Conditions Precedent to Parent’s and Buyer’s Obligation to Close.

Buyer’s obligation to purchase the Assets and Parent’s and Buyer’s obligation to take the other actions required to be taken by either Parent or Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer or Parent, as appropriate, in whole or in part):

8.1  Truth of Representations and Warranties. The representations and warranties of the Sellers contained in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and on and as of the Closing Date, except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation and warranty qualified as to materiality shall be true and correct, and such representation and warranty not so qualified shall be true and correct in all material respects, as of such earlier date.

8.2  Performance of Agreements. Each of the covenants and agreements of the Sellers to be performed or complied with by them at or prior to the Closing Date pursuant to the terms hereof, shall have been performed or complied with in all material respects.

8.3  Certificate. Each Seller shall have delivered (and caused to be delivered) to the Buyer a certificate, dated the Closing Date and executed by or on behalf of such Seller, certifying as to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 of this Agreement.

8.4  No Injunction. No court or other Government Authority shall have issued an Order, which shall then be in effect, restraining or prohibiting the completion of the transactions contemplated hereby.

8.5  Governmental and Other Approvals. All of the Government Authorizations and third-party consents and approvals set forth on Schedule 8.5 shall have been received and shall be in full force and effect. The Buyer shall have received copies of releases of all Encumbrances (other than Permitted Encumbrances) against any asset, property or right of the Purchased Assets.

8.6  Indenture Lien Release. The Sellers shall have delivered to the Buyer evidence satisfactory to the Buyer in its sole discretion that the Trustee (as defined in the Indenture) has taken all action and delivered all documents necessary to obtain a full and unconditional release of the Purchased Assets from the security interests created by the Indenture, Notes and Collateral Agreements (as such terms are defined in the Indenture).

8.7  Transition Services. The Sellers shall have entered into a transition services agreement, substantially in the form of Exhibit B.

8.8  Escrow Agreement. The Sellers and the Escrow Agent shall have entered into the Escrow Agreement, and such agreement shall be in full force and effect.

8.9  Registration Rights Agreement. Each Seller shall have entered into the Registration Rights Agreement, and such agreement shall be in full force and effect.

8.10 Voting Agreement. Each Seller shall have entered into the Voting Agreement, and such agreement shall be in full force and effect.

8.11 Closing Deliverables. In addition to any other documents to be delivered or actions to be taken under other provisions of this Agreement, at the Closing, the Sellers shall deliver to Buyer:

(i) One or more executed bills of sale in form and substance reasonably satisfactory to Buyer transferring to Buyer all Tangible Personal Property.

(ii) One or more executed assignment and assumption agreement(s) in form and substance reasonably satisfactory to Buyer assigning to Buyer the Assumed Contracts to be assigned hereunder.

(iii) Certified copies of the resolutions of the Sellers authorizing the execution, delivery, and performance of this Agreement by the Sellers and the consummation of the transactions provided for herein.

(iv) An executed assignment and assumption of the Intellectual Property, in form and substance reasonably acceptable to Buyer.

(v) A non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in the form required under treasury regulations issued pursuant to Code §1445 stating that the Sellers is not a foreign person as defined in Code §1445.

ARTICLE IX
Conditions Precedent to the Sellers’ Obligation to Close

All obligations of the Sellers under this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the Sellers, in their sole discretion:

9.1  Truth of Representations and Warranties. The representations and warranties of Parent and Buyer contained in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and on and as of the Closing Date, except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty that is qualified as to materiality shall be true and correct, and such representation and warranty not so qualified shall be true and correct in all material respects, as of such earlier date.

9.2  Performance of Agreements. Each of the covenants and agreements of Parent and Buyer to be performed or complied with by Parent or Buyer at or prior to the Closing Date pursuant to the terms hereof, shall have been duly performed or complied with by each of Parent and Buyer in all material respects.

9.3  Certificate. Parent and Buyer have delivered to the Sellers a certificate, dated the Closing Date and executed by a duly authorized officer on behalf of Parent and Buyer, certifying as to the satisfaction of the conditions set forth in Sections 9.1 and 9.2 of this Agreement.

9.4  No Injunction. No court or other Government Authority shall have issued an Order, which shall then be in effect, restraining or prohibiting the completion of the transactions contemplated hereby.

9.5 Governmental and Other Approvals. All Government Authorizations and third-party consents and approvals set forth on Schedule 8.5 shall have been received and shall be in full force and effect.

9.6  Escrow Agreement. Buyer, Parent and the Escrow Agent shall have entered into the Escrow Agreement, and such agreement shall be in full force and effect.

9.7  Registration Rights Agreement. Parent shall have entered into the Registration Rights Agreement, and such agreement shall be in full force and effect.

9.8  Closing Deliverables. In addition to any other documents to be delivered or actions to be taken under other provisions of this Agreement, at Closing, Parent or Buyer, as applicable, shall deliver to the Sellers the following (“Buyer’s Closing Documents”):

(a) The Initial Purchase Price as provided in Sections 3.2 and 3.3.

(b) One or more assignment and assumption agreement(s) assuming the Assumed Liabilities executed by Buyer, in form and substance reasonably satisfactory to the Sellers.

(c) A certified copy of the resolutions of Parent and Buyer authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein.

ARTICLE X
Termination

10.1 Right to Terminate. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and the Sellers;

(b) by either Buyer or the Sellers if the Closing shall not have occurred by August 31, 2007 (the “Termination Date”);

(c) by either Parent or the Sellers if a court of competent jurisdiction or other Government Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, except if the party relying on such order, decree or ruling or other action has not complied with its obligations under this Agreement;

(d) by the Sellers, if there has been a breach of any representation, warranty, covenant or agreement on the part of Parent or Buyer set forth in this Agreement that causes the conditions set forth in Article IX to become incapable of fulfillment by the Termination Date, unless waived by the Sellers;

(e) by Parent or Buyer, if there has been a breach of any representation, warranty, covenant or agreement on the part of the Sellers set forth in this Agreement that causes the conditions set forth in Article VIII to become incapable of fulfillment by the Termination Date, unless waived by Buyer or Parent; provided, however, that the party exercising its right to so terminate this Agreement pursuant to Section 10.1(b), 10.1(d) or 10.1(e) shall not have a right to terminate if, at the time of such termination, there exists a breach of any of its representations, warranties, covenants or agreements contained in this Agreement that results in the closing conditions set forth in Article VIII or IX, as applicable, not being satisfied.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in this Article X, this Agreement shall become null and void and of no further force or effect, and there shall be no liability or obligation hereunder on the part of the Sellers, the Parent or Buyer, or any of their respective directors, officers, employees, members, partners, Affiliates, agents, representatives, heirs, administrators, executors, successors or assigns, except (i) the provisions of this Agreement relating to the Confidentiality Agreement and (ii) the obligations of the parties to this Agreement under Article XI hereof and this Section 10.2 shall survive any such termination. Notwithstanding the foregoing, nothing herein shall relieve any party from liability for any breach of any of its covenants or agreements or breach of its representations or warranties contained in this Agreement prior to termination of this Agreement.

ARTICLE XI
Indemnification; Remedies

11.1 Survival. All representations and warranties made by the Sellers, MFFB, Parent or Buyer, herein, or in any certificate, schedule or exhibit delivered pursuant hereto, shall survive the Closing and continue in full force and effect until the 9-month anniversary of the Closing Date (the “Survival Date”), other than in the case of fraud and except as to any matters with respect to which a bona fide written claim shall have been made or action at law or in equity shall have been commenced before such date, in which event survival shall continue (but only with respect to, and to the extent of, such claim or action); provided, however, that the representations and warranties (i) in Section 4.10 shall survive and remain in full force and effect until 30 days after the expiration of the applicable statute of limitations for the assessment of Taxes (including all periods of extension, whether automatic or permissive) and (ii) in Sections 4.1, 4.2, 4.6, 4.7, 4.21, 5.1, 5.5 and 5.6 (the “Core Representations”) shall survive and remain in full force and effect indefinitely. Each covenant and agreement of the Sellers and Buyer contained in this Agreement, which by its terms is required to be performed after the Closing Date, shall survive the Closing and remain in full force and effect until such covenant or agreement is performed.

11.2 Indemnification by the Sellers and MFFB. Subject to the limitations set forth in this Article XI, the Sellers, severally but not jointly, and MFFB jointly and severally with each Seller, shall indemnify, defend and hold harmless Buyer and Parent and their managers, members, officers, directors, agents, attorneys and employees, (hereinafter “Buyer Indemnified Parties”) from and against any and all Damages incurred or sustained by Buyer Indemnified Parties as a result of:

(a) the breach of any representation or warranty of the Sellers or MFFB, as the case may be, contained in this Agreement or in any certificate or other instrument furnished to Buyer or Parent by either Seller pursuant to this Agreement;

(b) the breach of, default under or nonfulfillment of any covenant, obligation or agreement of either Seller or MFFB, as the case may be, under this Agreement or the agreements and instruments contemplated herein;

(c) the Excluded Assets;

(d) any liability that is based upon the occurrence of events, or actions taken by either Seller, prior to the Closing Date and is not an Assumed Liability, including the Excluded Liabilities; or

(e) any litigation, proceeding or claim by any Person relating to the Businesses as conducted prior to Closing whether or not such litigation, proceeding or claim is set forth on Schedule 4.13(a) or Schedule 4.13(b);

(f) any liabilities or obligations that arise within fifteen (15) months of the Closing Date with respect to the Developing Agent Agreements to the extent such liability or obligation is not otherwise reimbursed in accordance with Article VI; or

(g) any and all actions, suits, or proceedings, incident to any of the foregoing.

11.3 Indemnification by Buyer. Subject to the limitations set forth in this Article XI, Buyer and Parent will each indemnify, defend and hold harmless the Sellers and their respective stockholders, managers, officers, directors, agents, attorneys and employees (hereinafter “Seller Indemnified Parties” and, together with the Buyer Indemnified Parties, the “Indemnified Party”) from and against any and all Damages incurred or sustained by the Sellers Indemnified Parties as a result of:

(a) the breach of any representation or warranty of Buyer or Parent contained under this Agreement or any certificate or other instrument furnished by Buyer or Parent to Seller pursuant to this Agreement;

(b) the breach of, default under of nonfulfillment of any covenant, obligation or agreement by Buyer or Parent under this Agreement or in the agreements and instruments contemplated herein;

(c) the operation of the Businesses and the ownership of the Purchased Assets by Buyer following the Closing;

(d) any Assumed Liability; and

(e) any and all actions, suits, or proceedings incident to any of the foregoing..

11.4 Limitation on Liability.

(a) None of the Sellers, MFFB or Parent nor Buyer shall have any liability for Damages under, respectively, Section 11.2 (other than Section 11.2(f)) or Section 11.3, and neither the Seller Indemnified Parties nor the Buyer Indemnified Parties shall have the right to seek indemnification under, respectively, Section 11.2 (other than Section 11.2(f) or Section 11.3 until the aggregate amount of the Damages incurred by such Indemnified Party exceeds $200,000 (the “Minimum Loss”), provided that the Minimum Loss shall not apply to any Damages (and there shall be first-dollar liability) resulting from any breach or misrepresentation of any Core Representations and Section 4.10. After the Minimum Loss is exceeded, the Indemnified Party shall be entitled to indemnification for the entire amount of its Damages in excess of the Minimum Loss, subject to the limitations on recovery and recourse set forth in this Article XI.

(b) The aggregate liability of the Sellers and MFFB on the one hand, and Buyer and Parent, on the other, for all Damages under Section 11.2 or Section 11.3 or payments under Article VI, as applicable, shall not exceed the Final Purchase Price (the “Cap”). The limitations set forth in this Section 11.4 or elsewhere in this Article XI shall not apply to any breach of a Core Representation or in the case of fraud.

(c) In determining the amount of Damages in respect of a claim under this Article XI, there shall be deducted an amount equal to the amount of any third-party insurance proceeds actually received by the Indemnified Party making such claim with respect to such Damages, less the cost of any increase in insurance premiums over the projected period of such increase as a result of making a claim for such Damages, provided that there shall be no obligation to make a claim, and no offset against Damages shall be made if a party reasonably believes that making a claim for such Damages is reasonably likely to result in a non-renewal of the insurance policy.

11.5 Other Indemnification Provisions.

(a) To the extent that any representations and warranties of the Sellers, Parent or Buyer, as applicable, have been breached, thereby entitling the non-breaching party to indemnification pursuant to Section 11.2 and Section 11.3 hereof, it is expressly agreed and acknowledged by the parties that solely for purposes of calculation of Damages in connection with any right to indemnification, the representations and warranties of either or the Sellers or Parent and Buyer, as applicable, that have been breached shall be deemed not qualified by any references therein to materiality generally, Sellers’ Knowledge or to whether or not any breach or inaccuracy results in a Material Adverse Effect.

(b) Following the Closing, the parties’ rights to indemnification pursuant to this Article XI shall, except for equitable relief and specific performance of covenants that survive Closing and for claims under Section 12.4 of this Agreement, be the sole and exclusive remedy available to the parties with respect to any matter arising under or in connection with this Agreement or the transactions contemplated hereby, other than for claims of fraud.

11.6 Procedure for Indemnification. The procedure to be followed in connection with any claim for indemnification by Buyer Indemnified Parties under Section 11.2 or Seller Indemnified Parties under Section 11.3 or any claims by one party against the other is set forth below:

(a) Notice. Whenever any Indemnified Party shall have received notice that a claim has been asserted or threatened against such Indemnified Party, which, if valid, would subject the indemnifying party (the “Indemnifying Party”) to an indemnity obligation under this Agreement, the Indemnified Party shall promptly notify the Indemnifying Party of such claim; provided, however, that failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its indemnification obligations hereunder, except to the extent the Indemnifying Party is actually prejudiced thereby. Any such notice must be made to the Indemnifying Party not later than the expiration of the applicable survival period specified in Section 11.1 above.

(b) Defense of a Third Party Claim. If any third party shall notify any party with respect to any matter (a “Third Party Claim”) that may give rise to a claim for indemnification against any other party under this Article XI, the Indemnifying Party will have the right, but not the obligation, to assume the defense of the Third Party Claim so long as (i) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (ii) uses counsel reasonably satisfactory to the Indemnified Party, (iii) the Indemnifying Party acknowledges its obligation to indemnify the Indemnified Party hereafter in respect of such matters and (iv) the relief sought is monetary damages.

(c) After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of the Third Party Claim, the Indemnifying Party shall not, as long as the Indemnifying Party diligently conducts such defense, be liable to the Indemnified Party for any legal or other expense subsequently incurred by the indemnified party in connection with the defense thereof, other than reasonable costs of investigation; provided, however, that if counsel defending such Third Party Claim shall advise the parties of a potential conflict of interest arising from the existence of one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or its Affiliates, then the Indemnified Party may retain separate counsel to defend it and in that event the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party if applicable under this Article XI. Subject to the proviso to the foregoing sentence, if the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party. The Indemnifying Parties shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party have not assumed the defense thereof if they ultimately are found to be liable to indemnify the Indemnified Party. If the Indemnifying Party choose to defend or prosecute any Third Party Claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.

(d) If an Indemnifying Party assumes the defense of an action or proceeding, then without the Indemnified Party’s written consent, the Indemnifying Party shall not settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or other plaintiff to the Indemnified Party of a written release from all liability in respect of such Third Party Claim or if such settlement shall include injunctive or other relief that affects or relates to the right or obligations of such Indemnified Party, other than the obligation to pay monetary damages where such damages have been satisfied in full by the Indemnifying Party or their respective Affiliates.

11.7 Non-Third Party Claims. Within thirty (30) Business Days after a party obtains knowledge that it has sustained any Damages not involving a Third Party Claim or action which such party reasonably believes may give rise to a claim for indemnification from another party hereunder, such Indemnified Party shall deliver notice of such claim to the Indemnifying Party, together with a brief description of the facts and data which support the claim for indemnification (a “Claim Notice”); provided, however, that failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby. Any Claim Notice must be made to the Indemnifying Party not later than the expiration of the applicable survival period specified in Section 11.1 above. If the Indemnifying Party does not deliver notice to the Indemnified Party within thirty (30) Business Days following its receipt of a Claim Notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article XI (an “Indemnification Objection”) the Indemnifying Party will be deemed to have rejected such claim, in which event the other party will be free to pursue such remedies as may be available to them.

11.8 Indemnification Payments. In the event any Buyer Indemnified Party is entitled to indemnification pursuant to this Article XI for Damages described in such Claim Notice, such Buyer Indemnified Party shall be entitled to obtain such indemnification first out of the then remaining balance of the Escrow Amount, and then, if the Escrow Amount is insufficient to satisfy such indemnification claim, such Buyer Indemnified Party may seek indemnification from the Sellers or MFFB for the unreimbursed portion of such claim. Notwithstanding the foregoing, in the event any Buyer Indemnified Party is entitled to indemnification pursuant to this Article XI for Damages described in such Claim Notice, the Sellers and MFFB shall satisfy their obligation to indemnify for such Damages by payment by wire transfer of immediately available funds to an account designated in writing by such Buyer Indemnified Party.

ARTICLE XII
Miscellaneous

12.1 Public Disclosure or Communications. Except to the extent required by applicable Legal Requirements (including, without limitation, the UFOC Guidelines, securities laws applicable to MFFB, and the rules of the Nasdaq Global Market and securities laws applicable to Parent), none of the Parent, Buyer, MFFB, Sellers or any of their Affiliates shall issue any press release or public announcement of any kind concerning the transactions contemplated by this Agreement without the prior written consent of the other parties; and, in the event that any such public announcement, release or disclosure is required by applicable Legal Requirements (including, without limitation, the rules of the Nasdaq Global Market and securities laws), the disclosing party will provide the other parties, to the extent practicable and permissible under the circumstances, reasonable opportunity to comment on any such announcement, release or disclosure prior to the making thereof. Each of the parties hereto acknowledges that each of Parent and MFFB shall be required to file a Current Report on Form 8-K disclosing the transactions contemplated by this Agreement and attaching as an exhibit thereto a copy of this Agreement.

12.2 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt); provided that a copy is mailed by registered mail, return receipt requested, or (c) received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

If to the Sellers or MFFB:

Mrs. Fields Famous Brands, LLC
2855 East Cottonwood Parkway, Suite 400
Salt Lake City, UT 84121
Attention: Michael Ward, EVP and General Counsel
Facsimile: (801) 736-5944

If to Buyer or Parent:

1330 Avenue of the Americas
34th Floor
New York, NY 10019
Attention: David Meister, CFO
Facsimile: (212) 277-1160

With a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
655 15th Street, N.W.
Washington, DC 20005
Attention: Mark D. Director, Esq.
Facsimile: (202) 879-5200

12.3 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the certificates, exhibits, schedules, documents, instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any other Person, either explicitly or implicitly, any equitable or legal rights or remedies of any nature whatsoever hereunder, and (c) shall not be assigned by operation of law or otherwise without the written consent of the other party; provided, however, that Buyer may, without the consent of the Sellers, (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates, (ii) designate one or more of its Affiliates to perform its obligations hereunder, (iii) direct the Sellers, at the Closing and on behalf of the Buyer, to transfer title to all or some of the Purchased Assets directly to one of more of its Affiliates, and (iv) assign its rights to indemnification under this Agreement upon a sale or transfer of Buyer or all or substantially all of the assets of Buyer; provided, however, that Buyer shall remain obligated to perform all its obligations under this Agreement if not performed by such Affiliates.

12.4 Bulk Sales Law. Buyer hereby waives compliance by the Sellers with the provisions of any so-called bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets. Notwithstanding any such waiver, each of the Sellers, severally, and MFFB jointly and severally with each Seller, agrees to indemnify Buyer against all liability, damage or expense which Buyer may suffer due to the failure to so comply or to provide notice required by any such law.

12.5 Expenses. Except as otherwise specifically provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each party hereto shall bear its own costs, expenses and fees incurred in connection with this Agreement and the other transactions contemplated by this Agreement.

12.6 Waiver and Amendment. Any representation, warranty, covenant, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof and any term, condition or covenant hereof may be amended by the parties hereto at any time. Any such waiver, extension or amendment shall be evidenced by an instrument in writing executed on behalf of the appropriate party by a person who has been authorized by such party to execute waivers, extensions or amendments on its behalf. No waiver by any party hereto, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such party’s rights under such provisions at any other time or a waiver of such party’s rights under any other provision of this Agreement. No failure by any party hereto to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party’s right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by such other party.

12.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable will be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the person intended to be benefited by such provision or any other provisions of this Agreement.

12.8 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

12.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, and all of which taken together shall constitute one instrument. Any signature page delivered by a facsimile machine, or in portable document format (“PDF”) file format shall be binding to the same extent as an original signature page with regard to any agreement subject to the terms hereof or any amendment thereto.

12.10 Governing Law; Jurisdiction.

(a) The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of New York, including Sections 5-1401 and 5-1402 of the New York General Obligations Law.

(b) Each of the parties agrees that any legal action or proceeding with respect to this Agreement may be brought in the courts of the State of New York or the United States District Court for the Southern District of New York and, by execution and delivery of this Agreement, each party hereto hereby irrevocably submits itself in respect of its property, generally and unconditionally, to the non-exclusive jurisdiction of the aforesaid courts in any legal action or proceeding arising out of this Agreement. Each of the parties hereto hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to in the preceding sentence. Each party hereto hereby consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address set forth in Section 12.2 hereof below its name and agrees that such service upon receipt shall constitute good and sufficient service of process or notice thereof. Nothing in this paragraph shall affect or eliminate any right to serve process in any other manner permitted by applicable Legal Requirements.

12.11 Specific Performance. The Sellers agree that the Purchased Assets include unique property that cannot be readily obtained on the open market and that Buyer will be irreparably injured if this Agreement is not specifically enforced. Therefore, Buyer shall have the right specifically to enforce the Sellers’ performance under this Agreement, and the Sellers agree to waive the defense in any such suit that Buyer has an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of specific performance as a remedy.

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IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Asset Purchase Agreement as of the day and year first above written.

NEXCEN ASSET ACQUISITION, LLC

NexCen Brands, Inc., its Managing Member

By:	/s/ Robert W. D’Loren
Title: Chief Executive Officer

NEXCEN BRANDS, INC.

By:	/s/ Robert W. D’Loren
Title: Chief Executive Officer

PRETZEL TIME FRANCHISING, LLC

By:	/s/ Michael Ward
Title: EVP and Chief Legal Officer

PRETZELMAKER FRANCHISING, LLC

By:	/s/ Michael Ward
Title: EVP and Chief Legal Officer

MRS. FIELDS FAMOUS BRANDS, LLC

By:	/s/ Michael Ward
Title: EVP and Chief Legal Officer

ANNEX A

ESTIMATE STATEMENT

ANNEX B

PURCHASE PRICE ALLOCATION

Seller	Column I Cash at Closing	Column II Parent Shares at Closing	Column III Indemnity Escrow Amount	Column IV Developing Agents Escrow Amount
Pretzelmaker	$8,143,905	235,416 shares	156,943 shares	0 shares
Pretzel Time	$13,926,294	229,080 shares	243,422 shares	136,054 shares